Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

HERCULES TOPCO LLC,

HERCULES MERGER SUBSIDIARY INC.

and

EMPIRE RESORTS, INC.

Dated as of August 18, 2019

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-ii-

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Exhibit A

Series F Designation Amendment

Disclosure Letters

Company Disclosure Letter

Parent Disclosure Letter

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INDEX OF DEFINED TERMS

Term	Section
$8.2(c)
Acceptable Confidentiality Agreement	8.1(a)
Adverse Company Recommendation	5.6(e)
Affiliate	8.1(b)
Affiliate Transactions	3.24
Agreement	Preamble
Anticorruption Laws	8.1(c)
Applicable Exchange	8.1(d)
Balance Sheet Date	3.12(a)
Book-Entry Shares	2.2(c)(i)
Business Day	8.1(e)
Canceled Shares	2.1(c)
Capitalization Date	3.8(a)
Certificate of Merger	1.3
Certificates	2.2(c)(i)
Closing	1.2
Closing Date	1.2
Code	8.1(f)
Common Merger Consideration	2.1(d)
Common Stock	8.1(g)
Company	Preamble
Company Assets	3.7
Company Board	Recitals
Company Board Recommendation	Recitals
Company Disclosure Letter	III
Company Employee Benefits	3.16(a)
Company Equity Awards	8.1(h)
Company Equity Plan	8.1(i)
Company Financial Advisor	3.25
Company Material Adverse Effect	8.1(j)
Company Option	8.1(k)
Company Permits	3.22(a)
Company Proxy Statement	3.6(b)
Company Related Parties	8.1(l)
Company RSU	2.3(a)
Company SEC Reports	3.10(a)
Company Severance Plan	5.8(c)
Company Stock Award	2.3(b)
Company Stockholders Meeting	3.6(b)
Company Termination Fee	7.6(c)
Compensation Committee	2.3(c)
Confidentiality Agreements	5.4(c)
Continuation Period	5.8(c)

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Term	Section
Contract	8.1(m)
Court of Chancery	8.5
Cut-Off Date	5.6(b)
Damages	5.9(b)
DGCL	1.1
Dissenting Shares	2.1(f)(i)
Dollars	8.2(c)
Effective Time	1.3
Empire Credit Agreement	8.1(n)
Employee	5.8(a)
Enforceability Exceptions	8.1(o)
Environmental Law	3.19
Equity Commitment Letter	4.6(a)
Equity Financing	4.6(a)
Equity Investors	Recitals
ERISA	3.16(a)
ERISA Affiliate	3.16(a)
Event of Default	8.1(p)
Exchange Act	8.1(q)
Exempted Party	8.1(r)
Expenses	5.13
Funding Default	8.1(s)
GAAP	3.11(a)(ii)
Gaming Approvals	8.1(t)
Gaming Authorities	8.1(u)
Gaming Law	8.1(v)
GenM	5.4(c)
Go-Shop Period	5.6(a)
Governmental Authority	8.1(w)
Governmental Authorizations	3.6
Hazardous Substances	8.1(x)
HSR Act	4.3(f)
Indemnified Parties	5.9(a)
Information Statement	5.17
Intellectual Property	8.1(y)
Intervening Event	8.1(z)
IRS	3.16(b)
IT Systems	3.20(e)
KH 2018 Preferred Stock Commitment Letter	5.1(c)
Knowledge	8.1(aa)
Law	8.1(bb)
Legal Actions	3.14(a)
Liabilities	3.12
Licensed Parties	4.9
Licensing Affiliates	4.9

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Term	Section
Liens	8.1(cc)
Material Contracts	3.15
Maximum Premium	5.9(c)
Merger	Recitals
Merger Consideration	2.1(d)
Merger Sub	Preamble
MOC	5.1(i)
No-Shop Period Start Date	5.6(a)
Orders	8.1(dd)
Organizational Documents	8.1(ee)
Owned Intellectual Property	8.1(ff)
Parent	Preamble
Parent Assets	4.4
Parent Contracts	4.4
Parent Disclosure Letter	IV
Parent Material Adverse Effect	8.1(gg)
Parent Plan	5.8(b)
Parent Related Parties	8.1(hh)
Parties	Preamble
Paying Agent	2.2(a)
Payment Fund	2.2(b)
Permits	3.22(a)
Permitted Lien	8.1(ii)
Person	8.1(jj)
Personal Information	8.1(kk)
Preferred Stock	3.8(a)
Principal Stockholder	Recitals
Real Property Leases	3.21(b)
Representatives	8.1(ll)
Requisite Company Vote	8.1(mm)
Requisite Gaming Approvals	8.1(nn)
Revolving Credit Agreement	5.1(i)
Rollover Shares	2.1(b)
Schedule 13E-3	3.6(b)
SEC	3.6(b)
Section 203 Assumption	3.3
Securities Act	3.10(a)
Series B Merger Consideration	2.1(d)
Series B Preferred Stock	3.8(a)
Series F Approval	3.3
Series F Designation	5.17
Series F Designation Amendment	5.17
Series F Preferred Stock	3.8(a)
Special Committee	Recitals
Special Committee Recommendation	Recitals

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Term	Section
Subsidiary	8.1(oo)
Superior Proposal	8.1(pp)
Surviving Bylaws	1.6
Surviving Charter	1.5
Surviving Corporation	1.1
Takeover Proposal	8.1(qq)
Tax Returns	8.1(rr)
Taxes	8.1(ss)
Term Loan Credit Agreement	8.1(tt)
Term Sheet	5.11(a)
Termination Date	7.2(a)
Transaction Litigation	5.14
Vacation Policy	5.8(c)
Voting Agreement	Recitals
Willful and Material Breach	8.1(uu)

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of August 18, 2019 (this “Agreement”), by and among Hercules Topco LLC, a Delaware limited liability company (“Parent”), Hercules Merger Subsidiary Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and Empire Resorts, Inc., a Delaware corporation (the “Company” and, together with Parent and Merger Sub, the “Parties”).

RECITALS

WHEREAS, the Board of Directors of the Company (the “Company Board”) established a Special Committee (the “Special Committee”), consisting solely of independent and disinterested directors, to, among other things, consider and negotiate strategic transactions involving the Company, including the merger of Merger Sub with and into the Company on the terms and subject to the conditions of this Agreement (the “Merger”) and the other transactions contemplated by this Agreement, and to make a recommendation to the Company Board with respect thereto;

WHEREAS, the Special Committee at a meeting duly called and held, has (a) approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger, the voting agreement with the Principal Stockholder (the “Voting Agreement”) and the Series F Designation Amendment, (b) approved and declared advisable this Agreement, the Merger and the transactions contemplated by this Agreement, including the Voting Agreement and the Series F Designation Amendment, (c) declared that it is in the best interests of the Company and its stockholders to enter into this Agreement, to consummate the Merger on the terms and subject to the conditions set forth in this Agreement and to effect the Series F Designation Amendment and (d) recommended that the Company Board adopt the Company Board Recommendation (the “Special Committee Recommendation”);

WHEREAS, the Company Board, based in part on the recommendation of the Special Committee, at a meeting thereof duly called and held, has (a) authorized and approved the Voting Agreement, (b) authorized and approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Voting Agreement and the Series F Designation Amendment, (c) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, including the Voting Agreement and the Series F Designation Amendment, (d) declared that it is fair to, advisable and in the best interests of the Company and its stockholders to enter into this Agreement, to consummate the Merger on the terms and subject to the conditions set forth in this Agreement and to effect the Series F Designation Amendment, (e) directed that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (f) recommended to the stockholders of the Company that they adopt this Agreement (the “Company Board Recommendation”);

WHEREAS, the board of directors of Merger Sub, at a meeting thereof duly called and held, has approved and declared advisable, and the board of directors of Parent has approved, this Agreement, the Merger and the transactions contemplated by this Agreement, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, Resorts World Omni, LLC and the Principal Stockholder (together, the “Equity Investors”) have entered into and delivered the Equity Commitment Letters naming the Company as an express third party beneficiary of the terms thereof;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, Kien Huat Realty III Limited (the “Principal Stockholder”) is entering into the Voting Agreement with Parent and the Company pursuant to which, among other things, the Principal Stockholder has agreed, on the terms and subject to the conditions set forth therein, to vote or cause to be voted all shares of capital stock of the Company beneficially owned by the Principal Stockholder in favor of the adoption and approval of this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, the Principal Stockholder will execute and deliver to the Company a written consent adopting the Series F Designation Amendment.

Accordingly, in consideration of the mutual representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, (a) Merger Sub shall be merged with and into the Company and (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.2 Closing. Subject to the satisfaction or waiver of all of the conditions to closing contained in Article VI, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, at 10:00 a.m. (local time) on the second (2nd) Business Day after the day on which the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived in accordance with this Agreement, or (b) at such other place and time as Parent and the Company may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. At the Closing, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed, acknowledged and filed with the Secretary of State of the State of Delaware in such form as is required by the relevant provisions of the DGCL, and shall make all other deliveries, filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL, this Agreement and the Certificate of Merger. From and after the Effective Time, the Surviving Corporation shall possess all of the rights, powers, privileges, franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided in the DGCL.

Section 1.5 Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the “Surviving Charter”), until, subject to the provisions of Section 5.9, thereafter amended in accordance with the terms thereof and applicable Law.

Section 1.6 Bylaws. The Parties shall take all necessary action such that the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation (the “Surviving Bylaws”), until, subject to the provisions of Section 5.9, thereafter amended in accordance with the terms thereof, the Surviving Charter and applicable Law.

Section 1.7 Directors. The Parties shall take all necessary action so that the directors of Merger Sub immediately before the Effective Time shall be, from and after the Effective Time, the only directors of the Surviving Corporation, in each case until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.

Section 1.8 Officers. The officers of the Company immediately before the Effective Time shall remain the officers of the Surviving Corporation after the Effective Time, in each case until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Treatment of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Merger Sub or the Company:

(a) Conversion of Merger Sub Capital Stock. All shares of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into and become a number of validly issued, fully paid and non-assessable shares of common stock, par value $0.01 per share, of the Surviving Corporation equal to the number of shares of Common Stock issued and outstanding immediately prior to the Effective Time (other than Rollover Shares and Canceled Shares) (assuming conversion of all Series B Preferred Stock into Common Stock).

(b) Parent-Owned Stock to Remain Outstanding. Each share of Common Stock and Series F Preferred Stock issued and outstanding immediately before the Effective Time that is owned by the Principal Stockholder, GenM or their respective Affiliates (the “Rollover Shares”) shall remain outstanding.

(c) Cancellation of Company-Owned Stock. Each issued share of Common Stock or Preferred Stock owned immediately before the Effective Time by the Company or any of its wholly owned Subsidiaries (collectively, the “Canceled Shares”), shall be canceled and shall cease to exist, and no consideration shall be paid for those Canceled Shares.

(d) Conversion of Common Stock and Series B Preferred Stock. Each share of Common Stock issued and outstanding immediately before the Effective Time (other than Rollover Shares, Canceled Shares and Dissenting Shares) shall be converted into the right to receive $9.74 in cash, without interest (the “Common Merger Consideration”). Each share of Series B Preferred Stock issued and outstanding immediately before the Effective Time (other than Rollover Shares, Canceled Shares and Dissenting Shares) shall be converted into the right to receive an amount in cash, without interest, equal to the product of (i) the Common Merger Consideration, multiplied by (ii) the number of shares of Common Stock into which such share of Series B Preferred Stock is then convertible (the “Series B Merger Consideration” and, together with the Common Merger Consideration, the “Merger Consideration”). From and after the Effective Time, all shares of Common Stock and Series B Preferred Stock that have been converted pursuant to this Section 2.1(d) shall cease to exist or be outstanding, and the holders of such shares as of immediately prior to the Effective Time shall cease to have any rights with respect to such shares, other than the right to receive the Merger Consideration in accordance with this Section 2.1(d) and any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.

(e) Equitable Adjustment. If, at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Common Stock or Series B Preferred Stock shall occur by reason of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split), combination, exchange or readjustment of shares, stock dividend or stock distribution (including any dividend or distribution of securities convertible into or exchangeable for shares of Common Stock or Series B Preferred Stock), then the Merger Consideration shall be proportionately and equitably adjusted, without duplication, to reflect such change.

(f) Dissenting Shares.

(i) Notwithstanding any provision of this Agreement to the contrary (but subject to the other provisions of this Section 2.1(f)), any shares of Common Stock or Series B Preferred Stock issued and outstanding as of immediately prior to the Effective Time as to which the holder thereof (i) has not voted in favor of the Merger or consented to it in writing and (ii) has validly exercised appraisal rights in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration in accordance with Section 2.1(d), but instead shall entitle the holder thereof only to such rights as may be granted to a holder of Dissenting Shares pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist and such holder shall cease to hold any rights thereto except as provided in Section 262 of the DGCL or this Section 2.1(f)); provided, that any Dissenting Share held by any Person who fails to perfect, effectively withdraws or otherwise loses his, her or its rights to appraisal of such Dissenting Shares pursuant to Section 262 of the DGCL shall thereupon (A) be deemed no longer to be a Dissenting Share and (B) be treated as if it have been converted, as of the Effective Time, into the right to receive the Merger Consideration pursuant to Section 2.1(d).

(ii) The Company shall give Parent (i) prompt notice of any written demands for appraisal, any withdrawals of such demands and any other instrument served on the Company under the DGCL in respect of Dissenting Shares and (ii) the right to direct all negotiations and proceedings with respect to such demands for appraisal. Prior to the Effective Time, the Company shall not offer to make or make any payment with respect to any such demands for appraisal or otherwise settle or offer to settle any such demands without the prior written consent of Parent.

Section 2.2 Surrender of Certificates and Book-Entry Shares.

(a) Paying Agent. Prior to the Effective Time, Parent shall (i) select a bank or trust company, satisfactory to the Company in its reasonable discretion, to act as the paying agent in the Merger (the “Paying Agent”) and (ii) enter into a paying agent agreement with the Paying Agent, the terms and conditions of which are satisfactory to the Company in its reasonable discretion. Parent shall be responsible for all fees and expenses of the Paying Agent.

(b) Payment Fund. At, or prior to, the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Common Stock and Series B Preferred Stock, for payment in accordance with this Article II through the Paying Agent, sufficient funds for the payment of the aggregate Merger Consideration for all issued and outstanding shares of Common Stock and Series B Preferred Stock (other than Rollover Shares, Dissenting Shares and Canceled Shares). Such funds provided to the Paying Agent are referred to as the “Payment Fund.”

(c) Payment Procedures.

(i) Letter of Transmittal. As soon as reasonably practicable, and in any event within five (5) Business Days, after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a share of Common Stock or Series B Preferred Stock converted pursuant to Section 2.1(d), (A) a letter of transmittal in customary form and reasonably acceptable to the Company, specifying that delivery shall be effected, and risk of loss and title to such holder’s shares shall pass, only upon proper delivery of the certificate or certificates representing such shares (the “Certificates”) (or affidavit of loss in lieu thereof) to the Paying Agent or, in the case of such shares represented by book-entry (the “Book-Entry Shares”), upon adherence to the procedures set forth in the letter of transmittal and (B) instructions for surrendering such Certificates (or affidavit of loss in lieu thereof) or Book-Entry Shares in exchange for (I) the Common Merger Consideration payable in respect of the Common Stock evidenced by such Certificates (or affidavit of loss in lieu thereof) or Book-Entry Shares and (II) the Series B Merger Consideration payable in respect of the Series B Preferred Stock evidenced by such Certificates (or affidavit of loss in lieu thereof) or Book-Entry Shares.

(ii) Surrender of Shares. Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or of a Book-Entry Share for cancellation to the Paying Agent, together with a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent, the holder of that Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share shall be entitled to receive, and the Paying Agent shall promptly pay in exchange therefor, the Merger Consideration payable in respect of the number of shares formerly evidenced by that Certificate (or affidavit of loss in lieu thereof) or such Book-Entry Share less any required withholding of Taxes. Any Certificates (or affidavit of loss in lieu thereof) and Book-Entry Shares so surrendered shall be canceled immediately. No interest shall accrue or be paid on any amount payable upon surrender of Certificates (or affidavit of loss in lieu thereof) or Book-Entry Shares.

(iii) Unregistered Transferees. If any Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, then the Merger Consideration may be paid to such a transferee so long as (A) the surrendered Certificate or Book-Entry Share is accompanied by all documents reasonably required by Parent to evidence and effect that transfer, in each case properly endorsed (including signature guaranteed), and (B) the Person requesting such payment (x) pays any applicable transfer Taxes or other Taxes required by reason of payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share or (y) establishes to the reasonable satisfaction of Parent and the Paying Agent that all such transfer Taxes have already been paid or are not applicable.

(iv) No Other Rights. Until surrendered in accordance with this Section 2.2(c), each Certificate and each Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Merger Consideration, subject to the Surviving Corporation’s obligation to pay any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time. Any Merger Consideration paid upon the surrender of any Certificate or Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificate or Book-Entry Share and, in the case of a Certificate, the shares of Common Stock or Series B Preferred Stock formerly represented by it.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate is lost, stolen or destroyed, upon (A) the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and (B) the posting by such Person of a bond in customary form and in such amount as the Surviving Corporation may reasonably require as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay the applicable Merger Consideration to such Person in respect of the shares of Common Stock or Series B Preferred Stock represented by such Certificate.

(e) No Further Transfers. At the Effective Time, there shall be no further registration of transfers of the shares of Common Stock or Preferred Stock that were outstanding immediately before the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for transfer, they shall be cancelled and exchanged for the applicable Merger Consideration as provided in this Article II.

(f) Required Withholding.

(i) Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement such amounts as they are required to deduct or withhold therefrom under the Code, or any applicable state, local or non-U.S. tax Law. To the extent that any amounts are so deducted and withheld and paid to the appropriate taxing authorities, those amounts shall be treated as having been paid to the Person in respect of whom such deduction or withholding was made for all purposes of this Agreement.

(ii) The Company shall use reasonable best efforts, at the sole cost and expense of Parent, to (a) determine, as soon as reasonably practicable after the date hereof, whether it is a “United States Real Property Holding Corporation” within the meaning of Section 897 of the Code and (b) provide prompt notice of such determination to Parent and, if requested by Parent, evidence of the basis of such determination in a form reasonably satisfactory to Parent. At the Closing the Company shall, to the extent it is legally entitled to do so, deliver (or cause to be delivered) to Parent a certificate from the Company, dated as of the Closing, in form and substance consistent with the requirements of Treasury Regulations Section 1.897-2(h), certifying that the Company is not, and was not at any time during the 5-year period ending on the Closing, a U.S. real property holding corporation (together with a proof of mailing to the Internal Revenue Service, as required under Treasury Regulations Section 1.897-2(h)(2)). Notwithstanding the foregoing, regardless of the Company’s determination of its status as a United States Real Property Holding Corporation, and the Company’s delivery of (or failure to deliver) the certificate described above, Parent hereby acknowledges that, under currently applicable Law, it need not withhold tax under Section 1445(a) of the Code (i) from its payment of Common Merger Consideration with respect to any holder of Common Stock, because the Common Stock is regularly traded on an established securities market within the meaning of Section 1445(b)(6) of the Code or (ii) from its payment of Series B Merger Consideration with respect to any holder of Series B Preferred Stock that provides Parent with a complete and executed Internal Revenue Service Form W-9 or certification of non-foreign status in form and substance consistent with the requirements of Treasury Regulations Section 1.1445-2(b)(2) and dated as of the Closing Date.

(g) No Liability. None of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for any amount properly paid to a public official under any applicable abandoned property, escheat or similar Law.

(h) Investment of Payment Fund. The Paying Agent may invest the Payment Fund only as directed by Parent; provided that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $5 billion, or in mutual funds investing solely in such assets and, in any such case, no such instrument shall have a maturity exceeding three (3) months. Any such investment shall be for the benefit, and at the risk, of Parent, and any interest or other income resulting from such investment shall be for the benefit of Parent; provided that no such investment or losses thereon shall affect the Merger Consideration payable hereunder and Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds to the Paying Agent for the benefit of the holders of Common Stock and Series B Preferred Stock immediately prior to the Effective Time in the amount of any such losses to the extent necessary to satisfy the obligations of Parent and the Surviving Corporation under this Article II.

(i) Termination of Payment Fund. Any portion of the Payment Fund that remains unclaimed by the holders of Certificates or Book-Entry Shares one (1) year after the Effective Time shall be delivered by the Paying Agent to Parent upon demand. Thereafter, any holder of Certificates or Book-Entry Shares who has not complied with this Article II shall look only to Parent and/or the Surviving Corporation, which shall remain responsible for payment of the applicable Merger Consideration.

Section 2.3 Treatment of Company Equity Awards.

(a) Each restricted stock unit award granted under the Company’s Equity Plan (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time, whether or not then vested, by virtue of the Merger and without any further action by Parent, Merger Sub, the Company or the holder of that Company RSU, shall, immediately prior to the Effective Time, be canceled, extinguished and converted into the right to receive from Parent or the Surviving Corporation an amount in cash, payable at the time set forth in Section 2.3(d), without interest (and net of applicable tax withholding), equal to the product of (i) the aggregate number of shares of Common Stock underlying such Company RSUs, multiplied by (ii) the Common Merger Consideration, provided, that, with respect to any Company RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Equity Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(b) Each share of restricted Common Stock (each, a “Company Stock Award”) that is outstanding immediately prior to the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company Stock Award, shall be forfeited to the Company, treated in accordance with Section 2.1(d) and automatically converted into the right to receive from Parent or the Surviving Corporation an amount in cash, without interest, equal to the Common Merger Consideration.

(c) As soon as reasonably practicable following the date of this Agreement, within ten (10) Business Days after the date hereof, the Company, the Company Board, the compensation committee of the Company Board (the “Compensation Committee”) or a committee appointed by the Company Board to administer the Company Equity Plan, as applicable, shall adopt any resolutions and take any and all actions that are necessary to effectuate the provisions of this Section 2.3, it being understood and agreed that from and after the Effective Time, no participant in any Company Equity Plan or other Company Employee Benefit will have any right thereunder to acquire any equity securities of Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries. All Company Stock Awards, Company RSUs and all Company Equity Plans, will terminate as of the Effective Time without ongoing liability to Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries other than to make the payments set forth in this Section 2.3, and the provisions in any other Company Employee Benefit or Contract providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its Subsidiaries will be cancelled as of the Effective Time. Prior to the Effective Time, the Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver Common Stock or other capital stock or other equity interests of the Company to any Person pursuant to the settlement of Company RSUs and Company Stock Awards or any other awards under the Company Equity Plan.

(d) All amounts payable pursuant to this Section 2.3 shall be paid to the applicable recipient solely through the payroll system of the Company and the Company’s Subsidiaries, as applicable, less applicable withholding Taxes and other applicable deductions, if any, as soon as practicable following the Effective Time, but in no event later than the second regular payroll date of the Company following the Closing.

Section 2.4 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to continue, vest, perfect or confirm of record or otherwise the Surviving Corporation’s right, title or interest in, to or under any of the rights, properties, privileges, franchises or assets of the Company as a result of, or in connection with, the Merger, or otherwise to carry out the intent of this Agreement and the transactions contemplated hereby, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of the Company or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties, privileges, franchises or assets in the Surviving Corporation or otherwise to carry out the intent of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (x) the confidential disclosure letter delivered by the Company to Parent before or in connection with the execution of this Agreement (the “Company Disclosure Letter”), it being agreed that disclosure of any item in any section of the Company Disclosure Letter (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to any other section of the Company Disclosure Letter and any other representation or warranty made elsewhere in Article III, in either case, to which the relevance of such item is reasonably apparent or (y) the Company SEC Reports filed with, or furnished to, the SEC on or after January 1, 2018 and two (2) Business Days prior to the date of this Agreement (other than disclosures contained under the caption “Risk Factors” or disclosures that are general in nature or cautionary, predictive or forward-looking in nature, including under the caption “Forward-Looking Statements”), the Company represents and warrants to Parent and Merger Sub that:

Section 3.1 Organization and Power. The Company is duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to own, lease, use and operate its assets and properties and to carry on its business as now conducted. Except as has not had and would not have a Company Material Adverse Effect, each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite power and authority to own, lease, use and operate its assets and properties and to carry on its business as now conducted. The copies of the Company’s certificate of incorporation and bylaws that are incorporated by reference into the Company’s Annual Report on Form 10-K for the annual period ended on December 31, 2018, filed with the SEC on March 15, 2019, are complete and correct copies thereof as in effect on the date hereof. The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws.

Section 3.2 Foreign Qualifications. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where the nature of its business or ownership, leasing, use or operation of its properties requires such qualification, except where failure to be so qualified, licensed or in good standing would not have a Company Material Adverse Effect.

Section 3.3 Corporate Authorization. Assuming that none of Parent, Merger Sub or any of their respective “affiliates” or “associates” is an “interested stockholder” restricted from engaging in “business combinations” with the Company pursuant to Section 203 of the DGCL (with the meaning of each foregoing word in quotation marks as defined in Section 203 of the DGCL) (the “Section 203 Assumption”), the Company has all necessary corporate power and authority to enter into, deliver, and perform its obligations under this Agreement and, subject to the receipt of the Requisite Company Vote with respect to the Merger and the receipt of the Series F Approval with respect to the Series F Designation Amendment, to consummate the transactions contemplated by this Agreement. The Company Board at a meeting duly called and held has duly adopted resolutions: (a) authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Voting Agreement and the Series F Designation Amendment, (b) approving and declaring advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, including the Voting Agreement and the Series F Designation Amendment, (c) declaring that it is fair to, advisable and in the best interests of the Company and its stockholders to enter into this Agreement, to consummate the Merger on the terms and subject to the conditions set forth in this Agreement and to effect the Series F Designation Amendment, (d) directing that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (e) recommending to the stockholders of the Company that they adopt this Agreement. The Special Committee at a meeting duly called and held has duly adopted resolutions: (a) approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger, the Voting Agreement and the Series F Designation Amendment, (b) approving and declaring advisable this Agreement, the Merger and the transactions contemplated by this Agreement, including the Voting Agreement and the Series F Designation Amendment, (c) declaring that it is in the best interests of the Company and its stockholders to enter into this Agreement, to consummate the Merger on the terms and subject to the conditions set forth in this Agreement and to effect the Series F Designation Amendment and (d) recommending that the Company Board adopt the Company Board Recommendation. Prior to the date hereof, the Special Committee duly adopted resolutions approving the formations of Parent and Merger Sub for purposes of Section 203 of the DGCL. Assuming the truth of the Section 203 Assumption, that the Requisite Company Vote is received and that the Series F Designation Amendment has been duly adopted by a majority of the voting power of the Common Stock and Preferred Stock, voting as single class (the “Series F Approval”), the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company.

Section 3.4 Enforceability. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.5 Subsidiaries. Except as disclosed in Section 3.8(c) of the Company Disclosure Letter, each of the Subsidiaries of the Company is wholly owned by the Company, directly or indirectly, free and clear of any Liens (other than Permitted Liens). Section 3.5 of the Company Disclosure Letter sets forth a true and complete list of all of the Subsidiaries of the Company, including the jurisdiction of organization of each such Subsidiary, as of the date hereof.

Section 3.6 Governmental Authorizations. Assuming the truth of Parent’s and Merger Sub’s representations and warranties in the last sentence of Section 4.4, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not require any consent, approval, order, waiver or other authorization of, or, registration, declaration or filing with or notification to (collectively, “Governmental Authorizations”), any Governmental Authority, other than:

(a) the filing of each of the Certificate of Merger and the Series F Designation Amendment with the Secretary of State of the State of Delaware;

(b) the filing with the Securities and Exchange Commission (the “SEC”) of (i) a proxy statement (the “Company Proxy Statement”) relating to the meeting of the stockholders of the Company to be held to consider the adoption of this Agreement (the “Company Stockholders Meeting”), (ii) a Rule 13E-3 transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) relating to the adoption of this Agreement by the stockholders of the Company, (iii) the Information Statement and (iv) any other filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Exchange Act and the DGCL;

(c) any filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under state securities Laws or “blue sky” Laws;

(d) compliance with the Applicable Exchange rules and regulations;

(e) compliance with and obtaining such Gaming Approvals as may be required under applicable Gaming Laws; and

(f) any such Governmental Authorization, the failure of which to make or obtain, would not have a Company Material Adverse Effect.

Section 3.7 Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not (a) contravene or conflict with, or result in any violation or breach of, any provision of Organizational Documents of the Company or its Subsidiaries, (b) contravene or conflict with, or result in any violation or breach of, any Law applicable to the Company or any of its Subsidiaries or by which any assets of the Company or any of its Subsidiaries (“Company Assets”) are bound, assuming that all Governmental Authorizations set forth in Section 3.6 have been obtained or made, and any waiting periods thereunder have terminated or expired, at or prior to the Effective Time and, with respect to the consummation of the Merger, assuming the truth of the Section 203 Assumption and that the Requisite Company Vote is received and, with respect to the Series F Designation Amendment, assuming the Series F Approval is obtained, (c) subject to obtaining the consents described in Section 3.7 of the Company Disclosure Letter, conflict with or result in any violation or breach of, or constitute a default under, or give rise to, or to a right of, termination, modification, cancellation or acceleration of a loss of rights or benefits or acceleration of performance or obligations required under, in each case, with or without notice or lapse of time or both, any Material Contracts, (d) result in the creation of any Lien upon any of the properties, assets or rights of the Company or any of its Subsidiaries (other than any Lien granted by Parent or Merger Sub) or (e) except as disclosed in Section 3.7 of the Company Disclosure Letter, require any consent, approval or other authorization of, or filing with or notification to, any Person under any Material Contracts, other than in the case of clauses (b), (c), (d) and (e) of this Section 3.7, as would not have a Company Material Adverse Effect (without regarding to the exclusions set forth in clause (x) of the definition of “Company Material Adverse Effect”).

Section 3.8 Capitalization.

(a) The Company’s authorized capital stock consists solely of (i) 150,000,000 shares of Common Stock and, (ii) 5,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), of which Preferred Stock (x) 821,496 have been designated Series B Preferred Stock (the “Series B Preferred Stock”) and (y) 1,500 have been designated Series F Convertible Preferred Stock (the “Series F Preferred Stock”). As of August 8, 2019 (the “Capitalization Date”), (A) 34,435,907 shares of Common Stock were issued and outstanding, of which 18,750 were outstanding Company Stock Awards, (B) no shares of Common Stock were held in treasury by the Company or any of its Subsidiaries, (C) 446,000 shares of Common Stock were reserved for issuance upon the settlement of outstanding Company RSUs; (D) no Company Options are outstanding; (E) 193,334 shares of Common Stock were issuable upon exercise of outstanding warrants; (F) 44,258 shares of Series B Preferred Stock were issued and outstanding; (G) 740 shares of Series F Preferred Stock were issued and outstanding, all of which are owned by the Principal Stockholder or one or more of its Affiliates; and (H) no other shares of Preferred Stock were issued and outstanding. Except as set forth above, as of the date hereof, there are no shares of capital stock or securities convertible into, or exchangeable or exercisable for, shares of capital stock of the Company. Since the close of business on the Capitalization Date through the date hereof, neither the Company nor any of its Subsidiaries has issued any shares of capital stock or securities convertible into, or exchangeable or exercisable for, shares of capital stock of the Company or any of its Subsidiaries, including shares of Preferred Stock, Company Equity Awards or other equity interests of the Company or any of its Subsidiaries other than shares of Common Stock issued upon the exercise or settlement of Company Equity Awards outstanding as of the close of business on the Capitalization Date in accordance with their terms.

(b) All issued and outstanding shares of Common Stock and Preferred Stock, and all shares of Common Stock and Preferred Stock that are subject to issuance, upon issuance prior to the Effective Time in accordance with the terms and subject to the conditions specified in the instruments under which they are issuable (i) are, or upon issuance will be, duly authorized, validly issued, fully paid and non-assessable and (ii) are not, or upon issuance will not be, subject to any pre-emptive or similar rights.

(c) Each outstanding share of capital stock of each Subsidiary of the Company that is a corporation is duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive or similar rights. All equity interests of each Subsidiary that is not a corporation are duly created pursuant to the Laws of such Subsidiary’s jurisdiction of organization or formation, are issued and paid for in accordance with the Organizational Documents of such Subsidiary and are fully paid and non-assessable. Except as disclosed in Section 3.8(c) of the Company Disclosure Letter, each of the outstanding shares of capital stock, or other equity or voting interest, in each Subsidiary is owned by the Company free and clear of any Lien (other than Permitted Liens).

(d) Except for the capital stock and other equity interests of the Company’s Subsidiaries or as disclosed in Section 3.8(d) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock or other voting or equity securities or interests in any Person. There are no outstanding contractual obligations of the

Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of Common Stock, Preferred Stock or capital stock of any Subsidiary of the Company or (ii) to provide any funds to or make any investment (including in respect of any unsatisfied subscription obligation or capital contribution or capital account funding obligation) in (A) any Subsidiary of the Company that is not wholly-owned by the Company or (B) any other Person.

(e) Except as set forth on Section 3.8(e) of the Company Disclosure Letter, there are no voting trusts, proxies, stockholder agreements, registration rights agreements or similar Contracts to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of any shares of capital stock or other voting or equity interests of the Company or any of its Subsidiaries or any preemptive rights with respect thereto. There are no bonds, debentures, notes or other indebtedness the Company or any of its Subsidiaries that entitle the holder thereof to vote (or which are convertible into or exchangeable or exercisable for securities having the right to vote) together with stockholders of the Company or its Subsidiaries on any matters with respect to the Company or its Subsidiaries.

(f) Except as set forth on Section 3.8(f) of the Company Disclosure Letter and as set forth above in this Section 3.8, there are no preemptive or other outstanding rights, options, warrants, conversion rights, “phantom” stock rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the Company’s stockholders on any matter, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(g) The Company is not party to any shareholder rights agreement, “poison pill” rights plan or similar plan or agreement relating to any shares of capital stock or other equity interests of the Company.

Section 3.9 Voting. Assuming the truth of the Section 203 Assumption, the Requisite Company Vote is the only vote or consent of the holders of any class or series of the capital stock of the Company necessary to approve and adopt this Agreement, the Merger and the transactions contemplated by this Agreement (other than the approval of the Series F Designation Amendment).

Section 3.10 SEC Reports; Company Proxy Statement; Schedule 13E-3.

(a) The Company and its Subsidiaries have timely filed with the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all forms, reports, schedules, statements and other documents required to be filed by the Company or its Subsidiaries with the SEC (collectively, the “Company SEC Reports”) since January 1, 2017. Except to the extent corrected by subsequent Company SEC

Reports filed prior to the date hereof, such Company SEC Reports (a) complied, and each of the Company SEC Reports filed subsequent to the date of this Agreement will comply, in all material respects with the applicable requirements of the Securities Act of 1933 (the “Securities Act”), the Exchange Act, the Sarbanes-Oxley Act of 2002 and other applicable Laws, including the applicable rules and regulations promulgated thereunder and (b) did not, at the time they were filed, or if amended or restated, at the time of such later amendment or restatement, contain any untrue statement of any material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which such statements were made, not misleading in any material respect. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC. As of the date hereof, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Reports. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Reports is the subject of an ongoing SEC formal, informal or voluntary review or investigation.

(b) None of the information to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Company Proxy Statement or the Schedule 13E-3 will (i) in the case of the Schedule 13E-3 (or any amendment thereof or supplement thereto), as of the date of filing and as of the date of the Company Stockholders Meeting, and (ii) in the case of the Company Proxy Statement (or any amendment thereof or supplement thereto), as of the date of filing or mailing to the Company’s stockholders and as of the date of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein to the extent based on information supplied by or on behalf of Parent or Merger Sub or any Affiliate of Parent or Merger Sub in connection with the preparation of the Company Proxy Statement or the Schedule 13E-3 for inclusion or incorporation by reference therein. The Company Proxy Statement will, as of the date of filing or mailing to the Company’s stockholders and as of the date of the Company Stockholders Meeting, comply as to form in all material respects with the provisions of the Exchange Act.

Section 3.11 Financial Statements; Internal Controls.

(a) Each of the consolidated financial statements (including, in each case, the related notes thereto) of the Company and its consolidated Subsidiaries included in the Company SEC Reports:

(i) when filed complied as to form in all material respects with applicable accounting requirements and the rules and regulations of the SEC;

(ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); and

(iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as of the date thereof, and the consolidated results of operations and cash flows for the period then ended (subject, in the case of unaudited financial statements, to normal year-end adjustments that are not, and will not be, material).

(b) Neither the Company nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to any director or executive officer (as defined in Rule 3b-7 under the Exchange Act) of the Company. The Company has been and is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Applicable Exchange.

(c) The Company and its Subsidiaries have established and maintain disclosure controls and procedures as defined in and required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. As of June 30, 2019, such disclosure controls and procedures were reasonably effective to ensure that all material information relating to the Company and its Subsidiaries required to be disclosed in the Company’s periodic reports under the Exchange Act is made known on a timely basis to the Company’s principal executive officer and its principal financial officer by others within the Company or any of its Subsidiaries, and such disclosure controls and procedures are reasonably effective in timely alerting the Company’s principal executive officer and its principal financial officer to such information required to be included in the Company’s periodic reports required under the Exchange Act. The Company has disclosed, based on the most recent evaluation of its principal executive officer and its principal financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s or any of its Subsidiaries’ ability to record, process, summarize and report financial information in any material respect and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company and its Subsidiaries have established and maintain internal control over financial reporting (as defined in and in accordance with the requirements of Rule 13a-15(f) of the Exchange Act) effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Section 3.12 Liabilities. There are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”), of the Company or any of its Subsidiaries, other than:

(a) Liabilities disclosed in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2018 (the “Balance Sheet Date”) or the footnotes thereto set forth in the Company SEC Reports;

(b) Liabilities disclosed in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of June 30, 2019 or incurred since the Balance Sheet Date in the ordinary course of business;

(c) Liabilities incurred in connection with the transactions contemplated by this Agreement or as permitted or contemplated by this Agreement;

(d) Liabilities disclosed in, related to or arising under any Contract to which the Company or any of its Subsidiaries is a party (other than to the extent arising from a breach thereof by the Company or such Subsidiary of the Company);

(e) Liabilities disclosed in Section 3.12 of the Company Disclosure Letter; and

(f) other Liabilities that would not have a Company Material Adverse Effect.

Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any off balance sheet partnership, joint venture or any similar arrangement (including any Contract relating to any transaction or relationship between or among the Company and/or any of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose or limited purpose Person, on the other hand), or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act).

Section 3.13 Absence of Certain Changes. Except as otherwise required or expressly permitted by this Agreement or as may be affected by actions required or expressly permitted to be taken by this Agreement, since the Balance Sheet Date (a) through the date hereof, the Company and each of its Subsidiaries have conducted their respective business, in all material respects, in the ordinary course of such businesses consistent with past practice, and have not taken any action, that, if taken after the date hereof, would have required the written consent of Parent under Sections 5.1(d), 5.1(e), 5.1(h) or 5.1(i) and (b) there has not been any Company Material Adverse Effect.

Section 3.14 Litigation.

(a) There are no material legal actions, arbitrations, litigations, suits or other civil or criminal proceedings (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or to which any of their respective properties or assets is subject that would have a Company Material Adverse Effect. As of the date hereof, there are no Legal Actions pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries that would or seeks to materially delay or prevent the consummation of the Merger or the transactions contemplated by this Agreement. There are no Orders outstanding to which the Company or any of its Subsidiaries is subject or bound that would have a Company Material Adverse Effect. As of the date hereof, there are no Orders outstanding to which the Company or any of its Subsidiaries is subject or bound that would materially delay or prevent the consummation of any of the transactions contemplated by this Agreement.

(b) Since January 1, 2017, neither the Company nor its Subsidiaries has been a party to any settlement agreement with any Person resolving or pertaining to any allegation of sexual harassment or sexual misconduct by or against the Company, its Subsidiaries or, to the Knowledge of the Company, any of their respective employees at a level of Vice President or above and there have been no Legal Actions pending or, to the Knowledge of the Company, threatened, against any of the Company, its Subsidiaries or, to the Knowledge of the Company, any of their respective employees, including Legal Actions involving allegations that an employee of the Company or its Subsidiaries engaged in sexual harassment or sexual misconduct with respect to any employee of the Company or its Subsidiaries at a level of Vice President or above.

Section 3.15 Material Contracts. Except for Contracts filed as exhibits to the Company SEC Reports or as disclosed in Section 3.15 of the Company Disclosure Letter, as of the date of this Agreement, (i) neither the Company nor any of its Subsidiaries is a party to, and (ii) none of the Company, any of its Subsidiaries or any of their respective properties or assets are bound by (in each case, other than any Company Employee Benefit) (collectively, the Contracts and other agreements or arrangements of the type described in clauses (a) through (t) below, including Contracts and other agreements or arrangements entered into after the date hereof, are referred to herein as, the “Material Contracts”):

(a) any Contract that is or would be required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10)(i) of Regulation S-K under the Securities Act or disclosed by the Company in a Current Report on Form 8-K since the Balance Sheet Date and before the date hereof;

(b) any Contract (excluding any Contract under which the Company or any of its Subsidiaries grant a license with respect to any Owned Intellectual Property) containing a covenant (A) limiting the freedom of the Company or any of its Subsidiaries to engage in any line of business, to carry on business in any geographic region, to offer any product or service or operate within any industry or commercial field, or to compete with any Person, (B) providing for exclusivity outside of the ordinary course of business or that would, by its terms, purport to restrict Parent or its Affiliates following the Closing, (C) obligating the Company to provide preferential pricing or similar obligations or volume requirements or commitments to a counterparty or (D) that, in any material respect, limits the ability to hire or solicit for hire the employment of any individual or group other than service providers engaged in services that are not material to the Company’s operations; provided, that with respect to clauses (A) and (B), only to the extent such limitation is material to the conduct of the business of the Company and its Subsidiaries, taken as a whole, as presently conducted;

(c) any Contract between the Company or any Subsidiary of the Company, on the one hand, and any individual who has the meaning ascribed to a “related person” under Item 404 of Regulation S-K under the Securities Act;

(d) any Contract under which the Company or the applicable Subsidiary (i) has granted to a third party any material license with respect to any Owned Intellectual Property, or (ii) receives a material license or otherwise obtains material rights to the Intellectual Property of a third party;

(e) any limited liability company agreement, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture that is material to the businesses of the Company and its Subsidiaries, taken as a whole, other than any such limited liability company, partnership or joint venture that is a Subsidiary of the Company;

(f) any Contract under which (i) any Person (other than the Company or any of its Subsidiaries) has directly or indirectly guaranteed outstanding Liabilities of the Company or any of its Subsidiaries or (ii) the Company or any Subsidiary has directly or indirectly guaranteed outstanding Liabilities of any Person (other than the Company or any Subsidiary) (in each case of (i) and (ii), which guarantee obligation exceeds $500,000, other than, in each case, endorsements for the purpose of collection in the ordinary course of business);

(g) any Contract under which the Company or the applicable Subsidiary has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any Person (other than the Company or any of its Subsidiaries), in any such case which the outstanding balance, individually, is in excess of $200,000;

(h) any Contract under which the Company or the applicable Subsidiary, directly or indirectly, has agreed to make after the date hereof any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries and other than extensions of trade credit in the ordinary course of business), in any such case which, individually, is in excess of $200,000;

(i) any Contract that prohibits the pledging of capital stock of the Company or any Subsidiary of the Company or prohibits the issuance of guaranties by any Subsidiary of the Company, in each case, other than pursuant to any joint venture;

(j) any Contract that requires the future acquisition from another Person or future disposition to another Person of assets or capital stock or other equity interest of another Person and any other Contract that relates to an acquisition or similar transaction which contain indemnities or “earn-out” obligations with respect to the Company or any of its Subsidiaries, in any such case, after the date hereof with a value in excess of $500,000; and

(k) any Contract involving (i) capital expenditures of an amount or value reasonably expected to exceed $500,000 in the aggregate during the twelve (12) month period following the date hereof or (ii) future payments, performance of services or delivery of goods or material to or by the Company and the Subsidiaries of the Company that is outside the ordinary course of business and of an amount or value reasonably expected to exceed $1,000,000 in the aggregate during the twelve (12) month period following the date hereof;

(l) any Contract with any Governmental Authority;

(m) any Contract which grants any person a right of first refusal, a right of first offer or similar right with respect to any material properties, assets or business of the Company or the Subsidiaries of the Company;

(n) any Contract that settled or resolved any Legal Actions entered into since January 1, 2017, which resulted in payments in excess of $200,000 or that includes any continuing material obligations of the Company or any Subsidiary of the Company from and after the date hereof;

(o) any Contract that contains a “change of control”, assignment or similar clause that would be triggered by the transactions contemplated herein;

(p) any Contract relating to the lease of any gaming devices, gambling games, implements of gambling or any other similar products involving aggregate annual consideration over $200,000;

(q) any Contract that obligates the Company to manage any gaming assets on behalf of any Person;

(r) all Real Property Leases;

(s) any Contract for indemnification, advancement of expenses and or exculpation of liability with any current or former director or executive officer of the Company or any of its Subsidiaries; or

(t) any Contract that commits the Company or any of its Subsidiaries to enter into any of the foregoing.

Except as would not have a Company Material Adverse Effect: (i) each Material Contract is, subject to the Enforceability Exceptions, a valid and binding agreement of the Company or its applicable Subsidiary and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable against the Company or its Subsidiary and, to the Knowledge of the Company, each other party thereto, in accordance with its terms, (ii) none of the Company, its applicable Subsidiary or, to the Knowledge of the Company, any other party thereto, is in breach of or default under any such Material Contract, (iii) to the Knowledge of the Company, no party to any Material Contract has committed or failed to perform any act under and no event has occurred which, with or without notice, lapse of time or both, would constitute a default, require consent or result in the loss of a material benefit or give rise to any right of termination, amendment, acceleration or cancellation, under the provisions of such Material Contract, and (iv) as of the date hereof, neither the Company nor any of its Subsidiaries has received written notice from any other party to a Material Contract of the existence of any event, or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any Material Contract. The Company has made available to Parent, prior to the date hereof, true and complete copies of all Material Contracts in effect as of the date hereof, including any material amendments thereto.

Section 3.16 Benefit Plans.

(a) Section 3.16(a) of the Company Disclosure Letter lists, as of the date hereof, all material Company Employee Benefits. For purposes of this Agreement, “Company Employee Benefits” means all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and all material stock purchase, stock option, severance, employment, consulting, change-of-control, collective bargaining, bonus, incentive compensation, profit sharing, savings, retirement, disability, insurance, vacation, incentive, deferred compensation, supplemental retirement and other material benefit plans (including the Company Equity Plan), agreements, programs, policies or commitments, in each case, whether or not subject to ERISA, (i) under which any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries has any right to benefits, (ii) to which the Company or any of its Subsidiaries makes or is required to make contributions with respect to such directors, officers, employees or consultants, (iii) which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or any trade or business (whether or not incorporated) which would be treated at any relevant time as a single employer with the Company or any of its Subsidiaries under Section 414 of the Code or Section 4001 of ERISA (an “ERISA Affiliate”) or (iv) in respect of which the Company or any of its Subsidiaries has or may have any obligation to contribute or other liability.

(b) With respect to each of the Company Employee Benefits, if applicable, the Company has made available to Parent, prior to the date hereof, true and complete copies of (i) the plan document, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 (including all schedules), (iv) the most recent annual audited financial statements and opinion and (v) if the Company Employee Benefits are intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service (the “IRS”) and (vi) any material notices to or from the IRS or any office or representative of the United States Department of Labor, Pension Benefit Guaranty Corporation or any other Governmental Authority.

(c) No Company Employee Benefit is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) and neither the Company nor any of its Subsidiaries has any material liability in respect of any multiemployer plan. Except as set forth in Section 3.16 of the Company Disclosure Letter, the Company does not maintain, sponsor or contribute to, and has not within the preceding six years maintained, sponsored or contributed to, any employee benefit plan subject to Section 412 of the Code or Title IV of ERISA and no liability under Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA has been incurred by any ERISA Affiliate which, in each case, would have a Company Material Adverse Effect.

(d) Except as would not have a Company Material Adverse Effect, each of the Company Employee Benefits has been established, maintained, funded and operated in compliance with its terms, ERISA, the Code and other applicable Law. Except as would not have a Company Material Adverse Effect, there has not occurred any “reportable events” (as such term is defined in Section 4043 of ERISA), other than those events as to which the thirty-day notice period is waived. With respect to each of the Company Employee Benefits that is intended to qualify under Section 401(a) of the Code (i) a favorable determination or opinion letter has been issued by the IRS with respect to such Company Employee Benefit and (ii) to the Knowledge of the Company, no event has occurred since the date of such qualification or exemption that would materially and adversely affect such qualification.

(e) Except as would not have a Company Material Adverse Effect, none of the Company Employee Benefits provides health, medical, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA or Section 4980B of the Code, or any similar state group health plan continuation Law.

(f) Except as set forth on Section 3.16(f) of the Company Disclosure Letter or in this Agreement (including Section 2.3), the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)) will not (i) entitle any current or former employee or director to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) result in any payment from the Company or any of its Subsidiaries becoming due, or increase the amount of any compensation due, to any current or former employee or director of the Company, (iii) increase any benefits otherwise payable under any of the Company Employee Benefits, (iv) result in the acceleration of the time of payment, vesting or funding of any compensation or benefits from the Company or any of its Subsidiaries to any current or former officer of the Company or (v) limit or restrict the right of Parent or the Surviving Corporation to merge, amend or terminate any of the Company Employee Benefits.

(g) None of the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any of their respective employees or consultants for any Taxes incurred by such person under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

(h) Except as would not have a Company Material Adverse Effect, each arrangement subject to Section 409A of the Code (if any) has been maintained and administered in compliance with Section 409A of the Code and all applicable regulatory guidance (including proposed and final regulations, notices and rulings) thereunder.

(i) There are no pending, or, to the Knowledge of the Company, threatened Legal Actions against any of the Company Employee Benefits, other than claims in the ordinary course for benefits by participants and beneficiaries or as would not have a Company Material Adverse Effect.

Section 3.17 Labor Relations.

(a) Except as set forth on Section 3.17(a) of the Company Disclosure Letter, no employee of the Company or any of its Subsidiaries is represented by a union or other organization and, to the Knowledge of the Company, no union organizing efforts have been conducted within the last three years or are now being conducted. Except as set forth on Section 3.17(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to, currently negotiating or bound by any, collective bargaining agreement or other labor contract. Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries as of the date hereof has, or, to the Knowledge of the Company, is there now pending or threatened, a strike, picket, work stoppage, work slowdown, lockout, unfair labor practice charge, grievance, complaint or other organized labor dispute against the Company or any of its Subsidiaries.

(b) Except as would not have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to the employment of labor, hiring and termination of employees, the proper classification of employees and/or independent contractors, wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity and the collection and payment of withholding or social security taxes and (ii) neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law since January 1, 2017 that remains unsatisfied.

Section 3.18 Taxes. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(a) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and correct.

(b) The Company and its Subsidiaries have fully and timely paid all Taxes that are required to be paid and withheld all amounts that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, stockholder, Affiliate or third party, except with respect to matters being contested in good faith as to which adequate reserves have been established in the most recent financial statements in accordance with GAAP.

(c) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(d) No audit or other proceeding by any Governmental Authority is pending or, to the Knowledge of the Company, threatened in writing with respect to any Tax matter with respect to, or Taxes due from or with respect to the Company or any of its Subsidiaries.

(e) All deficiencies for Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Company SEC Reports filed with, or furnished to, the SEC two (2) Business Days prior to the date of this Agreement.

(f) During the two year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code.

(g) There are no Liens on the assets of the Company or its Subsidiaries relating to or attributable to Taxes, except for Permitted Liens.

Section 3.19 Environmental Matters. Except as would not have a Company Material Adverse Effect: (a) the operations of the Company and each of its Subsidiaries comply, and for the past three years have complied, with applicable Law relating to (i) pollution, contamination, protection of the environment and worker health and safety with respect to exposure to

Hazardous Substances, (ii) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, or (iii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport, presence or handling of or exposure to Hazardous Substances (collectively, “Environmental Law”), (b) the Company and its Subsidiaries possess and maintain in good standing all Permits required under Environmental Law necessary for their respective operations, and such operations are, and for the previous three years have been, in compliance with applicable Permits, (c) no Legal Action or notice of violation or noncompliance arising under or pursuant to Environmental Law or the release or presence of or exposure to Hazardous Substances is pending, or to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, and (d) there has been no release, threatened release or presence of or exposure to Hazardous Substances on, at, above, under or from any facility or real property currently or, to the Knowledge of the Company, formerly owned, leased or operated by the Company, any of its Subsidiaries that is reasonably likely to result in a requirement for notification, investigation or remediation by the Company or any of its Subsidiary or Liability of the Company or any of its Subsidiary under any applicable Environmental Law.

Section 3.20 Intellectual Property.

(a) Section 3.20(a) of the Company Disclosure Letter sets forth a list of all Owned Intellectual Property that is registered, issued or the subject of a pending application for registration that is material to the conduct of the business of the Company and its Subsidiaries, taken as a whole, as presently conducted.

(b) The Company or one of its Subsidiaries, as applicable, owns, is licensed to use or otherwise has the right to use all Intellectual Property that is material to the conduct of the business of the Company and its Subsidiaries, taken as a whole, as presently conducted, free and clear of all Liens (other than Permitted Liens), except as would not have a Company Material Adverse Effect.

(c) Except as set forth on Section 3.20(c) of the Company Disclosure Letter, (i) the conduct of the business of the Company and its Subsidiaries, as presently conducted, does not infringe upon or misappropriate the Intellectual Property rights of any third party and no claim is pending or asserted in writing since January 1, 2017 against the Company or any of its Subsidiaries that the conduct of the business of the Company and its Subsidiaries, as presently conducted, infringes upon or misappropriates any material Intellectual Property rights of a third party and (ii) to the Knowledge of the Company, no third party is infringing or violating any of the Owned Intellectual Property in any material respect.

(d) The Company and its Subsidiaries take commercially reasonable steps consistent with industry practice to protect and preserve the Owned Intellectual Property.

(e) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries take commercially reasonable actions consistent with industry practice to protect the confidentiality, integrity and security of their software, databases, systems, computer and telecommunications equipment, information technology, networks and Internet sites (“IT Systems”) and all information stored or contained therein or transmitted thereby from any unauthorized use, access, or modification. There have been no material (i) failure or other substandard performance of any IT Systems, (ii) unauthorized intrusions or breaches of the security of any of the IT Systems (including ransomware attacks) or (iii) unauthorized access to or misuse of any Personal Information stored by or on behalf of the Company and its Subsidiaries. The Company and its Subsidiaries, have complied in all material respects with all Laws, contractual obligations, industry standards (including the Payment Card Industry Data Security Standard) and internal and external policies applicable to the collection, storage, processing, use, transfer, disposal and/or disclosure of Personal Information.

Section 3.21 Real Property.

(a) Section 3.20(a) of the Company Disclosure Letter sets forth a list of all real property owned, leased, licensed or otherwise occupied by the Company or any Subsidiary of the Company. Except as would not have a Company Material Adverse Effect, the Company or a Subsidiary of the Company, as applicable, has good, valid and marketable title to, or has a valid and enforceable right to use or a valid and enforceable leasehold (sub-leasehold, sub-sub-leasehold or sub-sub-sub-leasehold, as applicable) interest in, all real property (including all buildings, fixtures and other improvements thereto) used by the Company and each Subsidiary of the Company. As of the date of this Agreement, none of the Company’s or any of its Subsidiaries’ ownership of or leasehold (or sub-leasehold, at any level) interest in, any real property is subject to any Lien, except for Permitted Liens and other such Liens as would not have a Company Material Adverse Effect. The use and operation of the owned and leased (and sub-leased, at any level) real property used by the Company and its Subsidiaries do not violate any Law, covenant, condition, restriction, easement, license, permit or agreement, except for such violations (x) that constitute Permitted Liens or (y) that would not have a Company Material Adverse Effect.

(b) Each of the material leases, subleases (at any level) and similar occupancy agreements, together with the amendments, modifications and other agreements related thereto, to which the Company or any of its Subsidiaries is a party as of the date of this Agreement pursuant to which the Company or any of its Subsidiaries, as applicable, uses or occupies any leased, licensed or similarly occupied real property (excluding, for the avoidance of doubt, leases, subleases (at any level), licenses and occupancy agreements pursuant to which the Company or any Subsidiary is the lessor, sublessor, licensor or similar grantor, the “Real Property Leases”) is, subject to the Enforceability Exceptions, valid, binding, in full force and effect and enforceable in accordance with its terms, except where the failure to be valid, binding, in full force and effect or enforceable in accordance with its terms would not have a Company Material Adverse Effect. As of the date of this Agreement, no breach or default on the part of the Company or any such Subsidiary or, to the Knowledge of the Company, the counterparty thereto exists under any Real Property Lease, except as would not have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any notice of termination from any lessor or sub-lessor (at any level, as applicable) or similar party under any Real Property Lease. The Company has made available to Parent, prior to the date hereof, true and correct copies of all of the Real Property Leases.

Section 3.22 Permits; Compliance with Law.

(a) Except as would not have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is, and since January 1, 2017 has been, in possession of all franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Authority (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”) and (ii) all such Company Permits are in full force and effect. Except as would not have a Company Material Adverse Effect, as of the date of this Agreement, no suspension or cancellation of any of the Company Permits is pending or threatened in writing.

(b) Except as would not have a Company Material Adverse Effect, since January 1, 2017, the Company and its Subsidiaries have been in compliance with all Laws and Permits applicable to their business or operations and have not received any written notice of any violations of such Laws or Permits. Since January 1, 2017 until the date hereof, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority that any Permit will be terminated or materially modified or, to the Knowledge of the Company, is threatened with suspension or will not be renewed in the ordinary course of business consistent with past practice, except as would not constitute a Company Material Adverse Effect.

Section 3.23 Insurance. Except as would not have a Company Material Adverse Effect, (a) the Company and/or its Subsidiaries maintain insurance policies in such amounts and against such risks as are customary in the industry in which the Company and its Subsidiaries operate, (b) to the Knowledge of the Company, each such insurance policy is legal, valid, binding and enforceable subject to the Enforceability Exceptions, (c) neither the Company nor any of its Subsidiaries is in breach of, or default under, any such insurance policy, (d) as of the date hereof, no written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals and (e) there are no material claims by the Company or any Subsidiary of the Company pending under any such insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

Section 3.24 Affiliated Transactions. Except in connection with this Agreement, any Contract to which the Principal Stockholder is a party, the transactions contemplated hereby and thereby, or as set forth in the Company SEC Reports filed with, or furnished to, the SEC two (2) Business Days prior to the date of this Agreement, no director, officer or Affiliate (other than Subsidiaries of the Company) of the Company is, or since January 1, 2017 has been, a party to any transaction, Contract, agreement, arrangement or understanding with the Company or its Subsidiaries or has any material interest in any property used by the Company or its Subsidiaries, nor as of the date hereof are there any of the foregoing currently proposed to the Company’s audit committee, in each case that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (collectively, “Affiliate Transactions”) and, as of the date hereof, have not been so disclosed. The Company maintains and enforces a policy requiring that all Affiliate Transactions be presented to the Company’s audit committee for prior authorization and approval or ratification.

Section 3.25 Opinion of Financial Advisor. Moelis & Company LLC (the “Company Financial Advisor”) has delivered to the Special Committee its opinion to the effect that, as of the date of such opinion, and subject to the various limitations, assumptions, factors and matters set forth therein, the Merger Consideration to be received by the holders of Common Stock (other than Parent, Merger Sub, the Principal Stockholder and their respective Affiliates) is fair, from a financial point of view, to such holders. A true and correct copy of the Company Financial Advisor’s written opinion has been, or will be, made available to Parent as promptly as practicable following the execution of this Agreement for informational purposes only.

Section 3.26 Brokers. No broker, finder or investment banker other than the Company Financial Advisor is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made on or before the date hereof by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent, prior to the date hereof, true and complete copies of all Contracts (including the Contract with the Company Financial Advisor) under which any such fees or expenses are payable and all indemnification and other Contracts related to the engagement of the Person to whom such fees are payable.

Section 3.27 State Takeover Laws. Assuming the truth of the Section 203 Assumption, the Company Board or the Special Committee has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” law will not be applicable to the Merger or this Agreement.

Section 3.28 Certain Business Practices. Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries (nor, to the Knowledge of the Company, any of their respective directors) has made a violation of any Anticorruption Laws. The Company and its Subsidiaries have, and have implemented, policies, procedures and internal controls reasonably designed to ensure compliance with the Anticorruption Laws.

Section 3.29 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV: (i) none of Parent, Merger Sub, their Affiliates or any of their respective stockholders, controlling persons or Representatives has made any representation or warranty, express or implied, in connection with the transactions contemplated hereby; and (ii) no Person has been authorized by Parent, Merger Sub, their Affiliates or any of their respective stockholders, controlling persons or Representatives to make any such representation or warranty, and if made, such representation or warranty must not be relied upon by the Company or any of its Affiliates or Representatives as having been authorized by Parent, Merger Sub, their Affiliates or any of their respective stockholders, controlling persons or Representatives (or any other Person).

(b) No Reliance. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV, it is not acting (including, as applicable, by entering into this Agreement or consummating any of the transactions contemplated hereby) in reliance on, and hereby disclaims reliance on, (i) any representation or warranty, express or implied; (ii) information (including any statement, document or agreement delivered pursuant to this

Agreement) provided by or on behalf of Parent, Merger Sub, their Affiliates or any of their respective stockholders, controlling persons or Representatives or otherwise made available to the Company or any of its Affiliates, stockholders or Representatives; or (iii) the accuracy or completeness of any of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding sections of the confidential disclosure letter delivered by Parent to the Company before or in connection with the execution of this Agreement (the “Parent Disclosure Letter”), it being agreed that disclosure of any item in any section of the Parent Disclosure Letter (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to any other section of the Parent Disclosure Letter and any other representation and warranty made elsewhere in Article IV, in either case, to which the relevance of such item is reasonably apparent, Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

Section 4.1 Organization and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization.

Section 4.2 Corporate Authorization. Each of Parent and Merger Sub has all necessary limited liability or corporate, as applicable, power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement, subject to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which shall occur immediately following execution of this Agreement. The board of directors of each of Parent and Merger Sub has adopted resolutions approving this Agreement and the transactions contemplated by this Agreement. The board of directors of each of Parent and Merger Sub have (a) approved and declared advisable this Agreement, the Merger and the transactions contemplated by this Agreement and (b) declared that it is in the best interests of the stockholders of Parent or Merger Sub that Parent or Merger Sub, as applicable, enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub, and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary action on the part of Parent and Merger Sub (subject to adoption of this Agreement by Parent as the sole stockholder of Merger Sub). This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding agreement of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Enforceability Exceptions. Other than the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, no vote or consent of the stockholders (or comparable equity holders) of Merger Sub or any of its direct or indirect parent entities is required by applicable Law or the Organizational Documents of such Persons in connection with the Merger or the other transactions contemplated by this Agreement.

Section 4.3 Governmental Authorizations. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not require any Governmental Authorization, other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the SEC of any filings or reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Exchange Act and the DGCL;

(c) any filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under state securities Laws or “blue sky” Laws;

(d) compliance with the Applicable Exchange rules and regulations;

(e) compliance with and obtaining such Gaming Approvals as may be required under applicable Gaming Laws; and

(f) any such Governmental Authorization (other than pursuant to the Hart Scott Rodino Antitrust Improvements Act of 1976 (the “HSR Act”)), the failure of which to make or obtain would not have a Parent Material Adverse Effect.

Section 4.4 Non-Contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not: (a) contravene or conflict with, or result in any violation or breach of, any provision of the Organizational Documents of Parent or Merger Sub; (b) contravene or conflict with, or result in any violation or breach of, any Law applicable to Parent or any of its Subsidiaries or by which any assets of Parent or any of its Subsidiaries (“Parent Assets”) are bound, assuming that all Governmental Authorizations described in Section 4.3 have been obtained or made, and any waiting periods thereunder have terminated or expired, at or prior to the Effective Time; (c) result in any violation or breach of or constitute a default (with or without notice or lapse of time or both) under any Contracts to which Parent or any of its Subsidiaries is a party or by which any Parent Assets are bound (collectively, “Parent Contracts”), other than as would not have a Parent Material Adverse Effect; or (d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Contracts, other than as, if not obtained, would not have a Parent Material Adverse Effect. No filings or notifications are required pursuant to the HSR Act with respect to the transactions contemplated by this Agreement other than any filing or notification required in connection with the Purchase.

Section 4.5 Capitalization; Interim Operations of Merger Sub; Ownership of Common Stock and Preferred Stock.

(a) As of the date of this Agreement, the authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub.

(b) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement. Other than the Company (if Parent shall have acquired shares of Common Stock prior to the Effective Time), Parent has no Subsidiaries other than Merger Sub, and Merger Sub has no Subsidiaries.

(c) As of the date hereof, Parent and its Affiliates collectively own beneficially and of record 28,914,606 shares of Common Stock and 740 shares of Series F Preferred Stock. Except as set forth herein and as disclosed on Section 4.5(c) of the Parent Disclosure Letter, as of the date hereof, none of Parent, Merger Sub or their respective Affiliates own, directly or indirectly, beneficially or of record, any other shares of Common Stock or Preferred Stock, and none of Parent, Merger Sub or their respective Affiliates holds any rights to acquire or vote any other shares of Common Stock or Preferred Stock except pursuant to this Agreement or Contracts filed with, or furnished to, the SEC two (2) Business Days prior to the date of this Agreement. As of the date hereof, none of Parent, Merger or their respective “affiliates” or “associates” is an “interested stockholder” restricted from engaging in “business combinations” with the Company pursuant to Section 203 of the DGCL (with the meaning of each foregoing word in quotation marks as defined in Section 203 of the DGCL).

Section 4.6 Equity Financing; Availability of Funds; No Lock-Ups.

(a) Prior to the date hereof, Parent has made available to the Company a true and complete copy of executed equity commitment letters from the Equity Investors to, among other things, provide equity financing sufficient to fund all of Parent’s payment obligations set forth in Article II and all fees and Expenses payable by Parent in respect of the Merger and the other transactions contemplated by this Agreement (the “Equity Financing”) to Parent and/or Merger Sub (the “Equity Commitment Letters”). As of the date hereof, (i) the Equity Commitment Letters are legal, valid and binding obligations of Parent or Merger Sub and, to the Knowledge of Parent, the other parties thereto, enforceable in accordance with its terms, (ii) the Equity Commitment Letters are in full force and effect and the obligation to fund the Equity Financing thereunder has not been withdrawn, rescinded or terminated or otherwise amended or modified in any respect, (iii) to the Knowledge of Parent, neither Parent nor Merger Sub is in breach of any of the terms or conditions to fund the Equity Financing set forth in the Equity Commitment Letters, (iv) to the Knowledge of Parent, there is no fact or occurrence existing on the date hereof that, with or without notice, lapse of time or both, would reasonably be expected to (A) make any of the assumptions or any of the statements set forth in respect of the Equity Financing in the Equity Commitment Letters inaccurate, (B) result in any of the conditions to funding the Equity Financing in the Equity Commitment Letters not being satisfied, (C) cause the obligation to fund the Equity Financing in the Equity Commitment Letters to be ineffective or (D) otherwise result in the Equity Financing not being available, on a timely basis in order to consummate the transactions contemplated by this Agreement and (E) the Equity Investors have not notified Parent or Merger Sub of their intention to terminate the Equity Commitment Letters or not to provide the Equity Financing. As of the date hereof, Parent has not amended, modified, supplemented or waived any of the conditions or contingencies to funding contained in the Equity Commitment Letters made available to the Company prior to the date hereof, or any other provision of, or remedies under, the Equity Commitment Letters made available to the Company prior to the date hereof.

(b) Assuming (i) the Equity Financing is funded in accordance with its terms and conditions and (ii) the satisfaction of the conditions set forth in Section 6.2, Parent will have cash on hand sufficient to consummate the Merger and the other transactions contemplated by this Agreement, including the payment by Parent and Merger Sub of the aggregate Merger Consideration and any fees and Expenses of or payable by Parent, Merger Sub or the Surviving Corporation. For the avoidance of doubt, it is not a condition to Closing under this Agreement, nor to the consummation of the Merger, for Parent or Merger Sub to obtain the Equity Financing or any alternative financing.

(c) None of Parent, Merger Sub, the Equity Investors or any of their respective Affiliates has entered into an exclusivity, lock-up or other similar agreement, arrangement or understanding with any bank or investment bank or other potential provider of debt or equity financing, in either case, that would prevent or hinder such provider from providing or seeking to provide such financing to any third party in connection with a transaction relating to the Company or its Subsidiaries (including in connection with the making of any Takeover Proposal). Neither Parent, Merger Sub nor any of their Affiliates has caused or induced any Person to take any action that, if taken by Parent or Merger Sub, would be a breach of, or would cause to be untrue, any of the representations in this Section 4.6(c).

Section 4.7 Litigation. As of the date of this Agreement, there is no Legal Action pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its Affiliates before any Governmental Authority that would or seeks to materially delay or prevent the consummation of the Merger or the transactions contemplated by this Agreement. As of the date of this Agreement, neither Parent nor any of its Affiliates is subject to any Order of, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority, or any Order of any Governmental Authority that would or seeks to materially delay or prevent the consummation of any of the transactions contemplated by this Agreement.

Section 4.8 No Regulatory Impediment. To the Knowledge of Parent, there is no material fact relating to Parent or any of its Affiliates’ respective businesses, operations, financial condition or legal status, including any officer’s, director’s or current employee’s status, that would reasonably be expected to impair the ability of the parties to this Agreement to obtain, on a timely basis, any authorization, consent, Order, declaration or approval of, or ability to contract with, any Governmental Authority necessary for the consummation of the transactions contemplated by this Agreement.

Section 4.9 Licensability. To the Knowledge of Parent, none of Parent, Merger Sub, any of their respective officers, directors, partners, managers, members, principals or Affiliates which may reasonably be considered in the process of determining the suitability of Parent and Merger Sub for a Gaming Approval by a Gaming Authority, or any holders of Parent’s capital stock or other equity interests who will be required to be licensed or found suitable under applicable Gaming Laws (the foregoing persons collectively, the “Licensing Affiliates”), has ever abandoned or withdrawn with prejudice (in each case in response to a communication from a Gaming Authority regarding a likely or impending denial, suspension or revocation) or been denied or had suspended or revoked a Gaming Approval, or an application for a Gaming Approval, by a Gaming Authority, except where such denial was the result of a competitive process for a single or limited number of available Gaming Approvals. Except as would not have a Parent Material Adverse Effect, Parent, Merger Sub and each of their respective Licensing Affiliates which is licensed or holds any Gaming Approval pursuant to applicable Gaming Laws (collectively, the “Licensed Parties”) is in good standing in each of the jurisdictions in which such Licensed Party owns, operates, or manages gaming facilities. Except as would not have a Parent Material Adverse Effect, to the Knowledge of Parent, there are no facts which, if known to any Gaming Authority, would be reasonably likely to (i) result in the denial, revocation, limitation or suspension of a Gaming Approval of any of the Licensed Parties or (ii) result in a negative outcome to any finding of suitability proceedings of any of the Licensed Parties currently pending, or under the licensing, suitability, registration or approval proceedings necessary for the consummation of the Merger.

Section 4.10 Absence of Certain Arrangements. Other than this Agreement, those Contracts filed with, or furnished to, the SEC two (2) Business Days prior to the date of this Agreement and those other agreements contemplated hereby, there are no Contracts, undertakings, commitments, agreements or obligations or understandings between Parent or Merger Sub or any of their respective Affiliates, on the one hand, and any member of the Company’s management or the Company Board or any of their respective Affiliates, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

Section 4.11 Brokers. The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Parent or Merger Sub, other than any such fee that is conditioned upon consummation of the Merger.

Section 4.12 Proxy Statement; Schedule 13E-3. None of the information to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Company Proxy Statement (or any amendment thereof or supplement thereto) or the Schedule 13E-3 will (i) in the case of the Schedule 13E-3 (or any amendment thereof or supplement thereto), as of the date of filing and as of the date of the Company Stockholders Meeting and (ii) in the case of the Company Proxy Statement (or any amendment thereof or supplement thereto), as of the date of filing or mailing to the Company’s stockholders and as of the date of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, with respect to information provided by Parent or Merger Sub, in light of the circumstances under which they are made, not misleading; provided, that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein to the extent based on information supplied by or on behalf of the Company or any Affiliate of the Company in connection with the preparation of the Company Proxy Statement or the Schedule 13E-3 for inclusion or incorporation by reference therein.

Section 4.13 Exclusivity of Representations and Warranties; Non-Reliance.

(a) No Other Representations and Warranties. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III: (i) none of the Company, its Affiliates or any of its or their respective stockholders, controlling persons or Representatives has made any representation or warranty, express or implied, with respect to the Company or its Subsidiaries or Affiliates or their business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided by or on behalf of the Company (including in any management presentations, information or descriptive memorandum, certain “data rooms” maintained by the Company, supplemental information or other materials or information with respect to any of the above) or otherwise made available to Parent and Merger Sub or any of their respective Affiliates, stockholders or Representatives; and (ii) no Person has been authorized by the Company, its Subsidiaries or Affiliates or any of its or their respective Representatives to make any such representation or warranty, and if made, such representation or warranty must not be relied upon by Parent, Merger Sub or any of their respective Affiliates or Representatives as having been authorized by the Company, its Subsidiaries or Affiliates or any of its or their respective Representatives (or any other Person).

(b) No Reliance. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III, it is not acting (including, as applicable, by entering into this Agreement or consummating any of the transactions contemplated hereby) in reliance on, and hereby disclaims reliance on, (i) any representation or warranty, express or implied; (ii) information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided by or on behalf of the Company (including in any management presentations, information or descriptive memorandum, certain “data rooms” maintained by the Company, supplemental information or other materials or information with respect to any of the above) or otherwise made available to Parent and Merger Sub or any of their respective Affiliates, stockholders or Representatives; or (iii) the accuracy or completeness of any of the foregoing.

(c) Investigation. In entering into this Agreement and each of the other documents and instruments relating to the Merger and the other transactions contemplated by this Agreement, Parent and Merger Sub have each relied solely upon its own investigation and analysis and the representations and warranties of the Company expressly set forth in Article III.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company. From and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, except as required by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter, or as required by applicable Law, Order or to comply with any notice from a Governmental Authority, without the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned (except with respect to the matters set forth in Sections 5.1(c), 5.1(i) and 5.1(k), in which case consent shall be provided in Parent’s sole discretion), the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to conduct the business of the Company and the Subsidiaries in the usual course consistent with past practice. Without limiting the generality of the foregoing, and except as otherwise required by this Agreement, as set forth in the corresponding subsection of Section 5.1 of the Company Disclosure Letter, or as otherwise required by applicable Law, from and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, the Company shall not, and shall cause its Subsidiaries not to, take any of the following actions, without the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned (except with respect to the matters set forth in Sections 5.1(c), 5.1(i) and 5.1(k), in which case consent shall be provided in Parent’s sole discretion):

(a) Organizational Documents. Amend or modify any of the Organizational Documents of the Company or any of its Subsidiaries in any manner or implement any shareholder rights plan, “poison pill” or similar plan or agreement;

(b) Dividends. Except with respect to the periodic cash dividends paid by the Company on Series B Preferred Stock outstanding on the date hereof in an amount not in excess of the amounts required by the Organizational Documents of the Company for such Series B Preferred Stock, with record and payment dates generally consistent with the timing of record and payment dates in the most recent comparable prior year fiscal quarter prior to the date of this Agreement, make, declare, set aside or pay any dividend or distribution on any shares of its capital stock or set any record date therefor (whether payable in cash, stock, property or a combination thereof), other than cash dividends and cash distributions by wholly-owned Subsidiaries of the Company;

(c) Capital Stock. (i) Adjust, split, combine or reclassify its capital stock or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or rights, warrants or options to acquire or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, (iii) grant any Person any right or option to acquire any shares of its capital stock, (iv) enter into any voting agreement with respect to capital stock of the Company except as relates to supporting the transactions contemplated by this Agreement, (v) amend or modify any term or provision of any of its outstanding capital stock, (vi) accelerate or waive any restrictions pertaining to the vesting of any equity awards, warrants or other rights of any kind to acquire any shares of capital stock or (vii) except pursuant to that certain letter agreement entered into between the Principal Stockholder and the Company on November 6, 2018 (as amended from time to time) (the “KH 2018 Preferred Stock Commitment Letter”), issue, authorize the issuance of, grant, deliver, pledge, encumber, dispose of, sell or purchase any additional shares of its capital stock or rights, warrants or options to acquire or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than pursuant to (x) the settlement of Company RSUs outstanding as of the date hereof that vest and are required to be settled in accordance with their terms as in effect on the date of this Agreement or (y) as permitted by Section 5.1(d));

(d) Compensation and Benefits. (i) Increase the compensation or benefits payable or to become payable to any of its directors or officers or accelerate the time of vesting, payment or funding of any compensation or benefits under any Company Employee Benefit; (ii) enter into or amend in any material respect any Contract providing for the employment or consultancy of any director or officer or otherwise providing material compensation or other material benefits to any director or officer other than in the ordinary course of business; or (iii) establish, adopt, enter into, amend, modify, renew or terminate any Company Employee Benefit or any employee benefit plan, agreement, policy, program or commitment that, if in effect on the date of this Agreement, would be a material Company Employee Benefit, except, in the case of each of clauses (i) through (iii), to the extent required by applicable Law or the terms of any Company Employee Benefit or, in conjunction with new hires, promotions or other changes in job status, if in accordance with Section 5.1(e) below;

(e) Labor and Employment. (i) Hire or engage the services of any individual who is expected to have target annual compensation equal to or above $150,000; provided, that the Company or any of its Subsidiaries may hire or engage the services of any individual in order to replace any individual who is terminated; or (ii) engage in any mass layoff, site closure, plant shutdown or other similar termination event involving multiple employees or other service providers;

(f) Acquisitions. Acquire (by merger, consolidation, acquisition of equity interests or assets, or otherwise), directly or indirectly, any Person, business, assets or capital stock of any other Person, except for any such transaction (i) which is between the Company and any of its wholly-owned Subsidiaries or between any such wholly-owned Subsidiaries of the Company, (ii) for which the consideration paid (including assumed indebtedness for borrowed money) does not exceed $50,000 or (iii) pursuant to any Contract existing and in effect as of the date hereof;

(g) Dispositions. Sell, market, lease, license, transfer, pledge, mortgage, encumber, grant or dispose of any material Company Assets (other than Intellectual Property), including the capital stock of Subsidiaries of the Company, other than (i) the sale of inventory in the ordinary course of business, (ii) the disposition of used, obsolete or excess equipment in the ordinary course of business, (iii) any Permitted Liens, (iv) pursuant to any Contract existing and in effect as of the date hereof or (v) space leases, subleases (at any level), licenses and other occupancy agreements entered into for fair market value in the ordinary course of business;

(h) Loans. Make any loans, advances or capital contributions to or investments in any Person (other than (i) to wholly-owned Subsidiaries of the Company, (ii) to employees for advancement of related business expenses in the ordinary course of business, (iii) to any joint venture in which the Company or any of its Subsidiaries has any equity interest, (iv) any other loans or capital contributions in an aggregated amount not to exceed $150,000 or (v) pursuant to director, officer or employee indemnification or advancement obligations under the Organizational Documents of, or any Contract with, the Company or any of its Subsidiaries);

(i) Indebtedness; Guarantees. (i) Incur, assume or guarantee any new indebtedness for borrowed money or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person (other than the Company or any of its Subsidiaries) with respect to any indebtedness for borrowed money (including any debt securities), in excess of $500,000 in the aggregate, which indebtedness shall be prepayable in full without premium or penalty (other than ordinary course breakage costs), other than (x) revolving loans under the Revolving Credit Agreement (the “Revolving Credit Agreement”), dated as of January 24, 2017, by and among Montreign Operating Company, LLC (“MOC”), the lender parties thereto and Fifth Third Bank, as administrative agent, or (y) performance bonds, letters of credit or hedging arrangements entered into in the ordinary course of business, (ii) amend, modify, refinance, redeem, purchase, retire, waive, alter or extend in any respect the Term Loan Credit Agreement, the Revolving Credit Agreement or the Empire Credit Agreement or make any payment of principal that is not required by the terms thereof, (iii) enter into an agreement in respect of the Term Loan Credit Agreement, the Revolving Credit Agreement or the Empire Credit Agreement that confers a material benefit on the lenders thereunder or that imposes material obligations on the Company or its Subsidiaries or (iv) fail to make any payment when due under the Term Loan Credit Agreement, the Revolving Credit Agreement, the Empire Credit Agreement or any other indebtedness of the Company (other than any such failure resulting from a Funding Default);

(j) Capital Expenditures. Make capital expenditures that exceed, in the aggregate, (x) the amount of capital expenditures contemplated by the capital expenditure information previously made available to Parent, plus (y) $50,000;

(k) Dissolution. Adopt or enter into a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation, bankruptcy or other reorganization or take any steps in furtherance of the foregoing;

(l) Accounting. Change its material accounting policies or procedures, other than as required by GAAP or applicable Law;

(m) Legal Actions. Subject to Section 5.14, waive, release, assign, settle or otherwise compromise or enter into any consent, decree, injunction or similar restraint or form of equitable relief in settlement of, or fail to defend, any Legal Action, other than (i) (A) solely involving the payment of monetary damages in the ordinary course of business in an amount not to exceed $200,000 (net of any amount covered by insurance); (ii) that do not involve the admission of wrongdoing by the Company or any of its Subsidiaries; and (iii) that do not impose any restrictions on the business of the Company, any of its Subsidiaries, Parent, the Surviving Corporation or any of their respective Affiliates;

(n) Material Contracts. (i) Cancel, terminate (including by failing to exercise an expiring renewal or extension option), extend, renew or amend any Material Contract or any agreement with a Representative relating to the transactions contemplated by this Agreement, (ii) waive, release or assign, in any respect, any material rights or material obligations under any Material Contract or (iii) enter into any Contract which would have been a Material Contract if entered into prior to the date hereof;

(o) Taxes. Except as otherwise required by applicable Law, make or change any material Tax election other than consistent with past practice, file any material amended Tax Return, change any Tax accounting period, settle any material Tax claim relating to the Company or any of its Subsidiaries or surrender a right to a material Tax refund;

(p) New Business. (i) Enter into any new line of business other than the lines of business in which the Company and its Subsidiaries are currently engaged as of the date of this Agreement or (ii) establish any new Subsidiary or joint venture;

(q) Intellectual Property. (i) Divest, sell, assign, transfer, license (other than in the ordinary course of business) or subject to any Lien (other than a Permitted Lien) any Owned Intellectual Property; or (ii) abandon, cancel, allow to lapse or fail to renew or continue to prosecute or defend any material Owned Intellectual Property;

(r) Frustration of Closing Conditions. Take any actions or omit to take any actions that would or would be reasonably expected to (i) result in any of the conditions set forth in Article VI not being satisfied or (ii) materially impair or delay the ability of the Parties to consummate the transactions contemplated hereby in accordance with the terms hereof; or

(s) Related Actions. Authorize, commit or agree to do any of the foregoing.

Any action expressly permitted under any one clause of this Section 5.1 shall be permitted under all other clauses of this Section 5.1.

Nothing contained in this Agreement gives, or is intended to give, Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement gives, or is intended to give, the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.2 Conduct of Business of Parent. Parent shall not, and shall not permit any of its Affiliates to, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned) take or agree to take any actions or omit to take any actions that would or would be reasonably expected to (i) result in any of the conditions set forth in Article VI not being satisfied or (ii) materially impair or delay the ability of the Parties to consummate the transactions contemplated hereby in accordance with the terms hereof.

Section 5.3 Corporate Authorization. Effective immediately following the execution of this Agreement, Parent (in its capacity as Merger Sub’s sole stockholder) shall deliver a written consent adopting this Agreement.

Section 5.4 Access to Information; Confidentiality.

(a) From and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, the Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and its Representatives reasonable access (under Company supervision), during normal business hours and upon reasonable prior notice, to the officers, employees, properties, auditors, authorized representatives, books and records of the Company and its Subsidiaries and (ii) furnish promptly such information concerning the Company and its Subsidiaries as Parent and its Representatives may reasonably request, except in either case that none of the Company or any of its Subsidiaries shall be required to (A) grant access if the Company reasonably determines that such access would materially disrupt or impair the business or operations of the Company or any of its Subsidiaries, (B) disclose information to the extent such disclosure would, in the Company’s good faith opinion after consultation with outside legal counsel, (x) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (y) violate any applicable Law or any confidentiality obligation of such party (provided, however, that in each case under this clause (B), the Company, to the extent practicable, shall inform Parent of the general nature of the information being withheld and, upon Parent’s request, use reasonable best efforts to cooperate with Parent to provide such information, in whole or in part, in a manner that would not result in any of the outcomes described in the foregoing clauses (x) and (y)) or (C) grant access or disclose information relating to the negotiation and execution of this Agreement, that are reasonably pertinent to any adverse Legal Action between the Company and its Subsidiaries, on the one hand, and Parent and its Affiliates (other than the Company and its Subsidiaries), on the other hand, or that relate to a Takeover Proposal prior to the Company obtaining the Requisite Company Vote. Substantially concurrently with such time as such information is provided to senior management of the Company or the Company Board, the Company shall deliver to Parent an unaudited profit and loss statement, balance sheet and income statement following the end of each calendar month for such month and the year-to-date through the end of such month and any other financial information regarding the Company regularly provided to senior management or the Company Board. Except as provided in the immediately preceding sentence, nothing in this Section 5.4 will be construed to require the Company, any of its Subsidiaries or any of its or their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information that are not prepared in the ordinary course of business or could not be prepared absent unreasonable expense or efforts. Any access to the properties of the Company or any of its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. Nothing contained in this Agreement shall give Parent or its Affiliates, directly or indirectly, rights to conduct or cause to be conducted any environmental investigation of the current or former operations or facilities of the Company or any of its Subsidiaries without the prior written consent of the Company in its sole discretion.

(b) Prior to the Closing, Parent and Merger Sub will not, and will cause their respective Representatives not to, contact or otherwise communicate with customers, suppliers, distributors, banks or other lenders, joint venture partners or other business relations of the Company or any of its Subsidiaries regarding the business of the Company, this Agreement, the Merger or the other transactions contemplated by this Agreement without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that, for the avoidance of doubt, nothing in this Section 5.4(b) shall be deemed to restrict Parent and its Representatives and Affiliates from contacting such parties in the ordinary course of Parent’s or such Affiliates’ businesses; provided, further, that the Company shall use reasonable best efforts (i) to invite Parent and its Representatives, to the extent practicable, to attend any substantial meeting, conversation or discussion between the Company and any of its material banks or other material lenders and (ii) schedule meetings, conversations or discussions with its material banks or other material lenders and with Parent upon Parent’s request no more frequently than once per month.

(c) The terms and conditions of those certain Confidentiality Agreements, each dated August 11, 2019, by and between either the Principal Stockholder or Genting Malaysia Berhad (“GenM”), on the one hand, and the Company, on the other hand (the “Confidentiality Agreements”), will apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted or information disclosed under this Section 5.4.

(d) All requests for access pursuant to this Section 5.4 must be directed to the person or persons designated from time to time by the Special Committee.

Section 5.5 Notification of Certain Matters. From and after the date of this Agreement until the Effective Time, the Company shall promptly notify Parent of (a) any change or event that would be reasonably likely to result in a Company Material Adverse Effect or to cause any of the conditions in Article VI not to be satisfied, (b) any Legal Actions commenced or, to the Knowledge of the Company, threatened against the Company or a member of the Company Board or management of the Company which relate to this Agreement or the transactions contemplated hereby and (c) any notice or other communication received by the Company from any Governmental Authority or other Person related to this Agreement or the transactions contemplated hereby alleging that the consent of such Person is or may be required in connection with this Agreement or the transactions contemplated hereby; provided, however, that the delivery of any notice pursuant to this Section 5.5 shall not (i) limit or otherwise affect any remedies available to Parent or Merger Sub, (ii) be deemed to be an amendment of this Agreement or (iii) be deemed to affect or modify Parent’s or Merger Sub’s reliance on, or cure any breach of, any representations, warranties, covenants, obligations or conditions contained in this Agreement, as the case may be.

Section 5.6 No Solicitation.

(a) Notwithstanding anything to the contrary set forth in this Agreement, during the period (the “Go-Shop Period”) beginning on the date of this Agreement and continuing until 12:00 p.m., Eastern time, on the tenth (10th) Business Day thereafter (the “No-Shop Period Start Date”), the Company and its Representatives shall have the right to: (i) solicit, initiate or knowingly facilitate or knowingly encourage, any proposal or inquiry that constitutes, or is reasonably expected to lead to, a Takeover Proposal and (ii) subject to the entry into, and in accordance with, an Acceptable Confidentiality Agreement, furnish to any Person any non-public information relating to the Company or any of its Subsidiaries or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case for the purpose of soliciting, initiating or knowingly facilitating or knowingly encouraging any proposal or inquiry that constitutes, or is reasonably expected to lead to, a Takeover Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to a Takeover Proposal; provided, however, that the Company will promptly (and in any event within 24 hours)

provide to Parent, or provide Parent access to, any such non-public information concerning the Company or any of its Subsidiaries that is provided to any such Person or its Representatives that was not previously provided to Parent or its Representatives; and (iii) participate or engage in discussions or negotiations with any Person with respect to a Takeover Proposal; provided, further that the Company shall not pay or reimburse or agree to pay or reimburse the fees or expenses of any such Person in connection with any Takeover Proposal.

(b) Except as expressly permitted by this Section 5.6 and except in respect of an Exempted Party (but only until the earlier of (i) the date such Person or group of Persons ceases to be an Exempted Party and (ii) the date that is ten (10) days after the No-Shop Period Start Date (the “Cut-Off Date”)), from and after the No-Shop-Period Start Date, the Company will and will cause each of its Subsidiaries and its and their officers and directors to, and will instruct and use its reasonable best efforts to cause its other Representatives to, (i) cease any solicitations, discussions or negotiations with any Person that would be prohibited by this Section 5.6(b), request the prompt return or destruction of all non-public information concerning the Company and its Subsidiaries theretofore furnished to any such Person with whom a confidentiality agreement was entered into within the six (6) month period immediately preceding the No-Shop Period Start Date and terminate all access granted to any such Person and its Representatives to any physical or electronic data room; and (ii) until the earlier of the date the Requisite Company Vote has been obtained and the termination of this Agreement pursuant to Article VII, and except as expressly permitted by Section 5.6(c) and Section 5.6(f), the Company shall not, and the Company shall cause its Subsidiaries not to, and the Company shall use its reasonable best efforts to cause its Representatives not to, directly or indirectly:

(i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal;

(ii) enter into or participate in any discussions or negotiations with any Person regarding, or provide or furnish any non-public information relating to the Company or any of its Subsidiaries or afford access to such information or personnel of the Company or any of its Subsidiaries to any Person (other than Parent, Merger Sub or any of their respective Affiliates or Representatives) with the intent to induce the making of any proposal or offer that constitutes, or would reasonably be expected to lead to a Takeover Proposal (other than to state that the Company is not permitted to have discussions); or

(iii) approve or recommend a Takeover Proposal or execute or enter into any Contract, letter of intent or agreement in principle relating to, or that would reasonably be expected to lead to a Takeover Proposal (other than an Acceptable Confidentiality Agreement).

For the avoidance of doubt, notwithstanding the expiration of the Go-Shop Period, the Company and its Representatives may, prior to the Cut-Off Date, continue to engage in the activities described in this Section 5.6(b) with respect to Persons who are Exempted Parties (but only for so long as such Person or group is an Exempted Party) and their Representatives, including with respect to any amended proposal submitted by any Exempted Party following the expiration of the Go-Shop Period and prior to the Cut-Off Date, and the restrictions in this Section 5.6(b) shall not apply with respect thereto; provided, that the provisions of Section 5.6(e) shall apply to a Takeover Proposal of any Exempted Party.

(c) Notwithstanding Section 5.6(b), if, at any time following the No-Shop Period Start Date but before obtaining the Requisite Company Vote, the Company or any of its Representatives receives a Takeover Proposal, (i) the Company and its Representatives shall be permitted to participate in discussions regarding such Takeover Proposal with the Person making such Takeover Proposal and its Representatives solely to clarify the terms of such Takeover Proposal and (ii) with respect to a written, bona fide Takeover Proposal that did not result from any breach in any material respect of this Section 5.6, if the Special Committee or the Company Board determines in good faith, (A) after consultation with the Company’s or Special Committee’s, as applicable, outside legal counsel and outside financial advisors, that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (B) after consultation with outside legal counsel, that the failure to take the actions set forth in clauses (x) and (y) below with respect to such Takeover Proposal would reasonably be expected to be inconsistent with its fiduciary duties, then the Company and its Representatives may, in response to such Takeover Proposal, (x) furnish access and non-public information with respect to the Company and any of its Subsidiaries to the Person who has made such Takeover Proposal and its Representatives pursuant to an Acceptable Confidentiality Agreement, so long as any non-public information provided under this clause (x) has previously been provided to Parent or is provided to Parent substantially concurrently with the time it is provided to such Person, and (y) participate in discussions and negotiations regarding such Takeover Proposal in accordance with this Section 5.6.

(d) From and after the date of this Agreement, the Company shall advise Parent promptly (and, in any event, within twenty-four (24) hours) orally and in writing of the receipt of any Takeover Proposal, specifying the material terms and conditions thereof (including, if applicable, copies of any Takeover Proposals made in writing and any other written terms and proposals, including proposed agreements, and a written summary of the material terms of any Takeover Proposal not made in writing, sent or provided to the Company and its Representatives in connection with such Takeover Proposal), and the identity of the Person making such Takeover Proposal. Thereafter, the Company shall keep Parent reasonably informed, on a reasonably prompt basis, of the status of any such Takeover Proposal and supplementally provide any material change to the financial or other material terms and conditions of such Takeover Proposal (including any information referred to in the immediately prior sentence).

(e) Except as set forth in Section 5.6(f), neither the Company Board nor any committee thereof (including the Special Committee) shall (i) withdraw, modify or amend the Company Board Recommendation or Special Committee Recommendation in any manner adverse to Parent or fail to include the Company Board Recommendation or Special Committee Recommendation in the Company Proxy Statement, (ii) at any time following receipt of a Takeover Proposal, fail to publicly reaffirm its approval or recommendation of this Agreement and the Merger as promptly as practicable (but in any event within ten (10) Business Days) after receipt of any reasonable written request to do so from Parent or (iii) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against a Takeover Proposal subject to Regulation 14D under the Exchange Act within ten (10) Business Days after commencement of such Takeover Proposal (any of the above, an “Adverse Company Recommendation”).

(f) Notwithstanding Section 5.6(e), at any time before obtaining the Requisite Company Vote, the Company Board (acting upon the recommendation of the Special Committee) may make an Adverse Company Recommendation and, in the case of the following clause (I)(x), the Company may terminate this Agreement to enter into a definitive Contract providing for such Superior Proposal, in either case, to the extent the Company Board (acting upon the recommendation of the Special Committee) determines by resolution in good faith, after consultation with its outside financial advisors and outside legal counsel, that (I) (x) a Takeover Proposal received by the Company after the date of this Agreement constitutes a Superior Proposal or (y) an Intervening Event exists and (II) the failure to act, in accordance with this Section 5.6(f), in response to such Superior Proposal or Intervening Event, as applicable, would be inconsistent with its fiduciary duties under Delaware Law, but only if:

(i) the Company shall have first provided prior written notice, at least five (5) Business Days in advance, to Parent that it intends to make such Adverse Company Recommendation, which notice shall include (A) the material terms and conditions of the transaction that constitutes such Superior Proposal, the identity of the party making such Superior Proposal and copies of any Contracts that are proposed to be entered into with respect to such Superior Proposal or (B) the material change, development, effect, circumstance, state of facts or event that constitutes the Intervening Event and basis for making such Adverse Company Recommendation; and

(ii) (A) with respect to a Superior Proposal (it being understood and agreed that any material change to the financial or other terms and conditions of such Superior Proposal shall require an additional notice to Parent and a new three (3) Business Day period), after considering any binding and irrevocable written proposal made by Parent to the Company during the five (5) Business Days (or shorter period in accordance with the following proviso, if Parent does not desire to negotiate) after the receipt of such notice the Company Board (acting upon the recommendation of the Special Committee) subsequently determines in good faith, after consultation with its outside financial advisor and outside legal counsel, that the Takeover Proposal that constituted a Superior Proposal continues to constitute a Superior Proposal and (B) with respect to an Intervening Event, after considering any binding and irrevocable written proposal made by Parent to the Company during the five (5) Business Days (or shorter period in accordance with the following proviso, if Parent does not desire to negotiate) after the receipt of such notice the Company Board (acting upon the recommendation of the Special Committee) determines in good faith, after consultation with its outside financial advisor and outside legal counsel, that such Intervening Event continues to require an Adverse Company Recommendation; provided, that the Company (acting through the Special Committee) shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to so negotiate) during such period with respect to such proposal to make such adjustments in the terms and conditions of this Agreement so that, in the case of clause (A), the Superior Proposal described in such notice ceases to constitute a Superior Proposal and, in the case of clause (B), there is no longer a reasonable basis for such Adverse Company Recommendation.

(g) Nothing contained in this Agreement shall prohibit the Company from complying with Rule 14e-2(a) under the Exchange Act, making a statement contemplated by Item 1012(a) of Regulation M-A promulgated under the Exchange Act, from complying with Rule 14d-9 under the Exchange Act (including by issuing a “stop, look and listen” statement pending disclosure of its position of the type contemplated under Rule 14d-9(f) under the Exchange Act) or from making any other disclosure to the Company’s stockholders that the Company Board or Special Committee determines in good faith, after consultation with its outside legal counsel, is required under applicable Law or would be inconsistent with its fiduciary duties not to make; provided, that any such disclosure or public statement that constitutes an Adverse Company Recommendation shall be subject to Section 5.6(f). For the avoidance of doubt, in no event shall the issuance of a customary “stop, look and listen” statement (or other similar statement pursuant to any requirement of applicable Law) of the type contemplated in the immediately preceding sentence in and of itself constitute a change, withdrawal, modification or amendment of the Company Board Recommendation or Special Committee Recommendation under this Agreement.

(h) Any material violations of the restrictions set forth in this Section 5.6 by any senior Representatives of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 5.6 by the Company.

Section 5.7 Company Proxy Statement; Schedule 13E-3; Company Stockholders Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Company Proxy Statement and the Company and Parent shall jointly prepare and file with the SEC the Schedule 13E-3 with the objective of filing within fifteen (15) Business Days after the date hereof. The Company Proxy Statement shall contain the notice of availability of appraisal rights and related disclosure required by Section 262 of the DGCL. The Company shall, as promptly as reasonably practicable (and after consultation with Parent), respond to any comments or requests for additional information made by the SEC with respect to the Company Proxy Statement and the Company and Parent shall, as promptly as reasonably practicable, jointly respond to any comments or requests for additional information made by the SEC with respect to the Schedule 13E-3. The Company shall, as promptly as reasonably practicable (and after consultation with Parent), prepare and file any amendments or supplements necessary to be filed in response to any such comments or requests with respect to the Company Proxy Statement and the Company and Parent shall, as promptly as reasonably practicable (and after consultation with Parent), prepare and file any amendments or supplements necessary to be filed in response to any such comments or requests with respect to the Schedule 13E-3. The Company shall use its reasonable best efforts to have the Company Proxy Statement cleared by the staff of the SEC and thereafter mail to its stockholders such Company Proxy Statement as promptly as practicable and the Company and Parent shall use their respective reasonable best efforts to have the Schedule 13E-3 cleared by the staff of the SEC. The Company shall, to the extent required by applicable Law, as promptly as reasonably practicable, file and mail to the Company stockholders any supplement or amendment to the Company Proxy Statement and the Company and Parent shall, to the extent required by applicable Law, as promptly as reasonably practicable, prepare and file any supplement or amendment to the Schedule 13E-3.

(b) Parent and Merger Sub shall cooperate with the Company in the preparation of the Company Proxy Statement and the Schedule 13E-3. Without limiting the generality of the foregoing, (i) each of Parent and Merger Sub will furnish to the Company the information relating to it and its Affiliates required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Company Proxy Statement, that is customarily included in proxy statements or Rule 13E-3 transaction statements on Schedule 13E-3 prepared in connection with transactions of the type contemplated by this Agreement or that is reasonably requested by the Company, (ii) the Company shall promptly notify Parent of any communication it or its Subsidiaries receives from the SEC and shall provide Parent with a reasonable opportunity to review and comment on, and the Company shall reasonably consider all comments reasonably proposed by Parent with respect to, any proposed communication by the Company or its Subsidiaries to the SEC and (iii) prior to the filing with the SEC or the mailing to the Company’s stockholders of the Company Proxy Statement (or any amendment thereto) or the filing with the SEC of the Schedule 13E-3 (or any amendment thereto), the Company shall provide Parent with a reasonable opportunity to review and comment on, and the Company shall reasonably consider all comments reasonably proposed by Parent with respect to, the Company Proxy Statement (and any amendment thereto) and the Schedule 13E-3 (and any amendment thereto). The Company shall promptly (A) notify Parent upon the receipt of any comments or requests (written or oral) from the SEC and (B) provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand, in each case, to the extent such comments, requests or correspondence relates to the Company Proxy Statement or the Schedule 13E-3.

(c) The Company Proxy Statement shall include the Company Board Recommendation and Special Committee Recommendation unless the Company Board has withdrawn, modified or amended the Company Board Recommendation and the Special Committee Recommendation in accordance with Section 5.6.

(d) Unless an Adverse Company Recommendation has been made in accordance with Section 5.6, following the clearance of the Company Proxy Statement and Schedule 13E-3 by the SEC, the Company shall call and hold the Company Stockholders Meeting as promptly as reasonably practicable following the date of this Agreement for the purpose of obtaining the Requisite Company Vote. The date of the Company Stockholders Meeting and the record date therefor shall be set in consultation with Parent. Subject to Section 5.6, the Company shall use its reasonable best efforts to solicit or cause to be solicited from its stockholders proxies in favor of adoption of this Agreement sufficient to obtain the Requisite Company Vote; provided that the Company may postpone, recess or adjourn the Company Stockholders Meeting: (i) with the consent of Parent, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Company Board or Special Committee has determined in good faith (after consultation with its outside legal counsel) is necessary under applicable Laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting or (iv) if the Company has provided a written notice to Parent pursuant to Section 5.6(f)(i) and the latest deadline contemplated by Section 5.6(f) with respect to such notice has not been reached. Subject to Section 5.6, if requested by Parent, the Company shall postpone or adjourn the Company Stockholders Meeting to permit additional time to solicit the Requisite Company Vote if sufficient proxies constituting the Requisite Company Vote have not been received by the Company. Each Party shall keep the other Party reasonably updated with respect to proxy solicitation results. Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement shall have been terminated prior to the date of the Company Stockholders’ Meeting in accordance with its terms, the obligation of the Company to call, give notice of, convene and hold the Company Stockholders’ Meeting in accordance with this Section 5.7(d) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Takeover Proposal or by the making of an Adverse Company Recommendation.

Section 5.8 Employees; Benefit Plans.

(a) For a period of one year following the Closing Date or, with respect to any Employee, such shorter period as such Employee is employed by Parent, the Surviving Corporation or any of their respective Affiliates following the Closing Date, Parent shall, or shall cause the Surviving Corporation or any of their respective Affiliates to, provide to individuals who, immediately prior to the Effective Time, were employees of the Company or any of its Subsidiaries (each, an “Employee”) (i) a salary or hourly wage rate and short-term (annual or more frequent) bonus or commission opportunity no less favorable than that provided to such Employee immediately prior to the Effective Time and (ii) other compensation and benefits (excluding equity and equity-based awards) that are comparable in the aggregate to such compensation and benefits being provided to Employees immediately prior to the Effective Time.

(b) As of and after the Effective Time, Parent shall, or shall cause the Surviving Corporation or any of their respective Affiliates to, recognize, without duplication, credit for purposes of eligibility and vesting and, solely in respect of vacation and severance plans, benefit accrual purposes for each such Employee’s years of service with the Company and its Subsidiaries (and their predecessor entities) prior to the Effective Time, to the extent the Company recognized such service for corresponding benefits, under any employee compensation, incentive and benefit (including vacation and severance) plans, programs, policies and arrangements maintained for the benefit of Employees as of and after the Effective Time by Parent, its Subsidiaries or the Surviving Corporation (each, a “Parent Plan”). With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent and its Subsidiaries shall use commercially reasonable efforts to (i) cause there to be waived any pre-existing condition or eligibility limitations (to the extent waived, satisfied or inapplicable under the corresponding plan maintained by the Company and its Subsidiaries immediately prior to the Effective Time) and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Employees under similar plans maintained by the Company and its Subsidiaries immediately prior to the Effective Time in the year in which the Closing Date occurs.

(c) For the later of a period of one year following the Closing Date (the “Continuation Period”) or the remaining term of any individual employment, severance or separation agreement in effect immediately prior to the Effective Time, Parent shall provide each Employee who suffers a termination of employment under circumstances that would have given the Employee a right to severance payments and benefits under the Company’s severance policy or individual employment, severance or separation agreement in effect immediately prior to the

Effective Time (each, a “Company Severance Plan”) with severance payments and benefits no less favorable than those that would have been provided to such Employee under any Company Severance Plan. With respect to any accrued but unused vacation time to which any Employee is entitled pursuant to the vacation policy or individual agreement applicable to such Employee immediately prior to the Effective Time, (the “Vacation Policy”), Parent shall, or shall cause the Surviving Corporation or any of their respective Affiliates to, (i) allow such Employee to use such accrued vacation and (ii) if any Employee’s employment terminates during the Continuation Period under circumstances entitling the Employee to severance pay under the Company Severance Plan, pay the Employee, in cash, an amount equal to the value of the accrued vacation time.

(d) Without limiting Section 8.11, nothing in this Section 5.8, whether express or implied, shall create any third party beneficiary rights in any current or former employee of the Company, Parent, the Surviving Corporation or any of their respective Affiliates or confer upon any current or former employee of the Company, Parent, the Surviving Corporation or any of their respective Affiliates, any rights or remedies including any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Section 5.8. No provision of this Section 5.8 shall modify, amend or create any employee benefit plan of the Company, Parent, Surviving Corporation or any of their respective Affiliates.

Section 5.9 Directors’ and Officers’ Indemnification and Insurance.

(a) For a period of six (6) years following the Effective Time (provided that such period shall be extended with respect to all unresolved claims for indemnification by any Indemnified Party as of the sixth anniversary of the Effective Time until such claims are finally resolved), Parent and the Surviving Corporation shall cause all rights to indemnification, advancement of expenses and exculpation now existing in favor of any present or former director, officer or employee of the Company or any of its Subsidiaries (the “Indemnified Parties”) as provided in (i) the Organizational Documents of the Company and its Subsidiaries or (ii) agreements between an Indemnified Party and the Company or one of its Subsidiaries (which agreements have been made available by the Company to Parent), to survive the Merger and to continue in full force and effect for a period of not less than six years after the Effective Time or, if longer, for such period as is set forth in any applicable agreement with an Indemnified Party in effect on the date of this Agreement with effect for the period prior to the Effective Time. In addition, for a period of six (6) years following the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause the Organizational Documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the respective Organizational Documents of the Company and its Subsidiaries as of the date of this Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b) For a period of six years following the Effective Time (provided that such period shall be extended with respect to all unresolved claims for indemnification by any Indemnified Party as of the sixth anniversary of the Effective Time until such claims are finally resolved), the Surviving Corporation shall, or shall cause its applicable Subsidiary to, indemnify and hold harmless all of their respective Indemnified Parties to the fullest extent permitted by applicable Law with respect to all acts and omissions occurring prior to the Effective Time arising out of or relating to their services as directors, officers or employees of the Company, its Subsidiaries or another Person, if such Indemnified Party is or was serving as a director, officer or employee of such other Person at the request of the Company, whether asserted or claimed at, after or before the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement or otherwise). If any Indemnified Party is or becomes involved in any Legal Action in connection with any matter subject to indemnification hereunder, then the Surviving Corporation shall, or shall cause its applicable Subsidiary to, advance as incurred any costs or expenses (including legal fees and disbursements), judgments, fines, losses, claims, damages or Liabilities (“Damages”) arising out of or incurred in connection with such Legal Action, subject to the Surviving Corporation’s or such Subsidiary’s, as applicable, receipt of an undertaking by or on behalf of such Indemnified Party, if required by the DGCL, to repay such Damages if it is ultimately determined under applicable Law that such Indemnified Party is not entitled to be indemnified. In the event of any such Legal Action, the Surviving Corporation or such Subsidiary, as applicable, shall cooperate with the Indemnified Party in the defense of any such Legal Action.

(c) The Surviving Corporation shall maintain in effect for at least six years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by the Company or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement) so long as the Surviving Corporation is not required to pay an annual premium in excess of 300% of the last annual premium paid by the Company for such insurance before the date of this Agreement (such 300% amount being the “Maximum Premium”). If the Surviving Corporation is unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, then the Surviving Corporation shall instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of the arrangements contemplated by this Section 5.9(c), before the Effective Time, the Company shall be entitled to purchase a “tail” directors’ and officers’ liability insurance policy covering the matters described in this Section 5.9(c) and, if the Company elects to purchase such a policy before the Effective Time, then the Surviving Corporation’s obligations under this Section 5.9(c) shall be satisfied so long as the Surviving Corporation causes such policy to be maintained in effect for a period of six years following the Effective Time.

(d) The covenants contained in this Section 5.9 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

(e) In the event that Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, Parent and the Surviving Corporation shall take all necessary action so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.9.

Section 5.10 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law, each of the Parties shall, and shall cause its Affiliates to, use its reasonable best efforts (i) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article VI are satisfied and to consummate the transactions contemplated by this Agreement as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the transactions described herein, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) to make or obtain, as applicable (and to cooperate with the other Parties to make or obtain, as applicable), any consents, approvals, registrations, authorizations, waivers, permits, orders, filings, notifications and other confirmations of any third party necessary, proper or advisable to be made or obtained, as applicable, in connection with the transactions contemplated by this Agreement (provided that, prior to the Effective Time, in no event shall the Company or its Subsidiaries be required to pay, or otherwise incur any Liability with respect to, any fees (except for customary fees to Governmental Authorities), penalties or other consideration to obtain any consent or approval required for the consummation of the transactions contemplated by this Agreement) and (iii) execute and deliver any additional instruments necessary to consummate the transaction described herein.

Section 5.11 Consents; Filings; Further Action; Notices.

(a) Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each of Parent and the Company shall, and Parent shall cause each of its Affiliates to, use its reasonable best efforts to promptly (i) obtain any consents, approvals or other authorizations, including any Gaming Approvals, and make any filings and notifications, required in connection with the transactions contemplated by this Agreement, (ii) make any other submissions either required or deemed appropriate by either Parent or the Company in connection with the transactions contemplated by this Agreement under the Securities Act, the Exchange Act, the DGCL, the Applicable Exchange rules, any applicable Gaming Law and regulations and any other applicable Law and (iii) take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 5.11 to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations, as applicable, under such Laws, including any Gaming Approvals, as soon as reasonably practicable. Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to the non-filing Party and its advisors before filing. No Party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Authority without the consent of the other Parties, which consent shall not be unreasonably withheld, delayed or conditioned. At Parent’s sole cost and expense, the Company shall use its reasonable best efforts to cooperate with GenM, the Principal Stockholder and their respective Affiliates and to provide any information required in connection with any filings or notifications required for the Purchase pursuant to the binding term sheet by and between the Equity Investors and Genting (USA) Limited, dated as of August 5, 2019 (the “Term Sheet”), including under the HSR Act, and to facilitate such filing or notification being made as promptly as reasonably practicable after the date hereof.

(b) Each of Parent and the Company shall, and shall cause their Affiliates to, promptly inform the other Party upon receipt of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement. If Parent or the Company (or any of their respective Affiliates) receives a request for additional information from any Governmental Authority that is related to the transactions contemplated by this Agreement, then such Party shall endeavor in good faith to make, or cause to be made, to the extent practicable and after consultation with the other Party, an appropriate response to such request. No Party shall, or shall permit any of its Affiliates to, participate in any meeting or engage in any material substantive conversation with any Governmental Authority without giving the other Party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. Parent shall advise the Company promptly of any understandings, undertakings or agreements (oral or written) which Parent or any of its Affiliates proposes to make or enter into with any Governmental Authority in connection with the transactions contemplated by this Agreement.

Section 5.12 Public Announcements. Except as provided for in this Agreement, Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements about this Agreement or any of the transactions contemplated by this Agreement. Neither Parent nor the Company shall issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Law or the Applicable Exchange requirements, in which case that Party shall use its reasonable best efforts to consult with the other Party before issuing any such release or making any such public statement; provided that each Party may, without complying with the foregoing obligations, make any public statement regarding the transactions contemplated by this Agreement, including in response to questions from the press, analysts, investors or those attending industry conferences, and may make internal announcements to employees, to the extent that such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by the Parties and otherwise in compliance with this Section 5.12 and do not reveal material non-public information regarding this Agreement or the transactions contemplated hereby; provided, further, that, subject to compliance with Section 5.6, Parent’s consent shall not be required, and the Company shall not be required to consult with Parent in connection with, or provide Parent an opportunity to review or comment upon, any press release or other public statement or comment to be issued or made principally relating to any Takeover Proposal or any withdrawal, modification or amendment of the Company Board Recommendation or the Special Committee Recommendation prior to the time the Requisite Company Vote is obtained. Notwithstanding the foregoing, without the prior consent of the other Parties, (a) the Parties may communicate with customers, vendors, suppliers, financial analysts, investors and media representatives in a manner consistent with its past practice in compliance with applicable Law, (b) the Parties may disseminate the information included in a press release or other document previously approved for external distribution by the other Party and (c) this Section 5.12 shall not apply to any disclosure of information concerning this Agreement in connection with any dispute between the Parties regarding this Agreement. Any obligation of Parent under this Section 5.12 shall be deemed to include an obligation of Parent to cause its Affiliates to so act or refrain from so acting, as applicable.

Section 5.13 Fees, Expenses and Conveyance Taxes. Except as explicitly provided otherwise in this Agreement, whether or not the Merger is consummated, all fees, costs and expenses (including those payable to Representatives) incurred by any Party or on its behalf in connection with this Agreement and the transactions contemplated by this Agreement (“Expenses”) shall be paid by the Party incurring those Expenses, except that Expenses incurred in connection with the filing, printing and mailing of the Company Proxy Statement and Schedule 13E-3 shall be paid by Parent.

Section 5.14 Transaction Litigation. Prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, the Company shall control the defense of any Legal Action (including any class action or derivative litigation) brought by any stockholder of the Company or any other Person against the Company or its officers or directors alleging a breach of fiduciary duty relating directly or indirectly to this Agreement or the transactions contemplated hereby (“Transaction Litigation”); provided, however, that the Company shall, as promptly as reasonably practicable after obtaining Knowledge thereof, notify Parent in writing of, and shall (i) give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any Transaction Litigation (and the Company shall in good faith take such comments into account), and the opportunity to participate in the defense and settlement of, any Transaction Litigation and (ii) if Parent does not exercise such right to participate (subject to the Company’s control right), keep Parent reasonably and promptly informed with respect to the status of such Transaction Litigation. No compromise or settlement of any Transaction Litigation shall be agreed to by the Company without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.15 Applicable Exchange De-listing. Prior to the Closing, the Company and Parent shall cooperate and use their respective reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things reasonably necessary on its part under applicable Law and the rules and policies of the Applicable Exchange to enable the delisting of the shares of Common Stock from the Applicable Exchange and the deregistration of the shares of Common Stock under the Exchange Act at or as promptly as practicable after the Effective Time.

Section 5.16 Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any Party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.17 Amendment of Series F Preferred Stock Certificate of Designations. Concurrent with the execution of this Agreement, the Company Board shall approve, and the Principal Stockholder shall deliver a written consent that provides the Series F Approval with respect to, an amendment to the Amended and Restated Certificate of the Designations, Powers, Preferences and Rights of the Series F Convertible Preferred Stock ($0.01 par value per share) of the Company (the “Series F Designation”) in the form attached hereto as Exhibit A (the “Series F Designation Amendment”). As promptly as practicable following the date hereof (and, in any event, within ten (10) Business Days after the date hereof), the Company shall file an Information Statement of the type contemplated by Rule 14c-2 under the Exchange Act containing the information specified in Schedule 14C under the Exchange Act related to the adoption of the Series F Designation Amendment by the Principal Stockholder (the “Information Statement”). The Company shall (i) promptly notify Parent of any communication it or its Subsidiaries receives from the SEC regarding the Information Statement and shall provide Parent with a reasonable opportunity to review and comment on, and the Company shall reasonably consider all comments reasonably proposed by Parent with respect to, any proposed communication by the Company or its Subsidiaries to the SEC and (ii) prior to the filing with the SEC or the mailing to the Company’s stockholders of the Information Statement (or any amendment thereto), the Company shall provide Parent with a reasonable opportunity to review and comment on, and the Company shall reasonably consider all comments reasonably proposed by Parent with respect to, the Information Statement (and any amendment thereto). The Company shall promptly (A) notify Parent upon the receipt of any comments or requests (written or oral) from the SEC and (B) provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand, in each case, to the extent such comments, requests or correspondence relates to the Information Statement. The Company shall use its reasonable best efforts to have the Information Statement cleared by the staff of the SEC and thereafter mail to its stockholders such Information Statement as promptly as practicable. The Company shall, to the extent required by applicable Law, as promptly as practicable, file and mail to the Company stockholders any supplement or amendment to the Information Statement. The Company shall file the Series F Designation Amendment with the Secretary of State of the State of Delaware as soon as practicable on the twenty-first day following the date the Information Statement was mailed to Company stockholders.

Section 5.18 Company Equity Plan. Within five (5) Business Days after the date of this Agreement, the Company Board, the Compensation Committee of the Company Board or a committee appointed by the Company Board to administer the Company Equity Plan, as applicable, shall adopt resolutions resolving to interpret and clarify that the “Purchase” (as defined in the Term Sheet) does not constitute a “Change in Control” as defined in the Company Equity Plan.

ARTICLE VI

CONDITIONS

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger and the other transactions contemplated hereby are subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a) Company Stockholder Approval. This Agreement shall have been duly adopted by the Requisite Company Vote in accordance with the DGCL and the Organizational Documents of the Company at a duly called Company Stockholders Meeting.

(b) Regulatory Approvals. All Requisite Gaming Approvals shall have been duly obtained and shall be in full force and effect.

(c) No Orders. No Governmental Authority shall have issued any Law or Order that enjoins, renders illegal or otherwise prohibits consummation of the Merger.

(d) Information Statement. Twenty-one (21) days shall have elapsed since the Information Statement shall have been cleared by the staff of the SEC and mailed to the stockholders of the Company.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of each of Parent and Merger Sub to effect the Merger and the other transactions contemplated hereby are also subject to the satisfaction or waiver by Parent on or before the Closing Date of the following conditions:

(a) Representations and Warranties.

(i) Other than the representations and warranties contained in the first sentence of Section 3.1, Section 3.3, the first sentence of Section 3.5, Section 3.8(a), Section 3.8(f), Section 3.13(b), Section 3.25, Section 3.26 and Section 3.27, the representations and warranties of the Company set forth in Article III shall be true and correct (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifications contained therein) as of the date hereof and at and as of the Effective Time, as though made at and as of the date hereof and at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except for such failures to be true and correct that would not individually or in the aggregate have a Company Material Adverse Effect.

(ii) The representations and warranties contained in the first sentence of Section 3.1, Section 3.3, the first sentence of Section 3.5, Section 3.25, Section 3.26 and Section 3.27 shall be true and correct in all material respects as of the date hereof and at and as of the Effective Time, as though made at and as of the date hereof and at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date).

(iii) The representations and warranties contained in Section 3.8(a), Section 3.8(f) and Section 3.13(b) shall be true and correct in all respects as of the date hereof and at and as of the Effective Time, as though made at and as of the date hereof and at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except, in the case of the representations and warranties contained in Section 3.8(a) or Section 3.8(f), for any de minimis inaccuracy.

(b) Performance of Obligations. The Company shall have, in all material respects, performed or complied with all obligations required to be performed or complied with by it under this Agreement at or before the Closing Date.

(c) No Event of Default. There shall not have occurred and be continuing, an Event of Default; provided, that this condition shall be deemed satisfied if such Event of Default occurred and is continuing due to a Funding Default.

(d) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

(e) Officer’s Certificate. Parent shall have received a certificate, signed by either the Chief Executive Officer or Chief Financial Officer of the Company, certifying as to the matters set forth in Section 6.2(a), Section 6.2(b), Section 6.2(d) and Section 6.2(d).

Section 6.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger and the other transactions contemplated hereby is also subject to the satisfaction or waiver by the Company on or before the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of each of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any “materiality” or “Parent Material Adverse Effect” qualifications contained therein) as of the date hereof and at and as of the Effective Time, as though made at and as of the date hereof and at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except for such failures to be true and correct that would not individually or in the aggregate have a Parent Material Adverse Effect.

(b) Performance of Obligations. Each of Parent and Merger Sub shall have, in all material respects, performed or complied with all obligations required to be performed or complied with by it under this Agreement at or before the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate, signed by an executive officer of Parent, certifying as to the matters set forth in Section 6.2(a) and Section 6.2(b).

Section 6.4 Frustration of Closing Conditions. Neither the Company, on the one hand, nor Parent or Merger Sub, on the other hand, may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger and the other transactions contemplated hereby, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such Party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 5.10 and Section 5.11, materially contributed to the failure of such condition to be satisfied.

ARTICLE VII

TERMINATION; TERMINATION FEES AND EXPENSES

Section 7.1 Termination by Mutual Consent. This Agreement may be terminated at any time before the Effective Time by mutual written consent of Parent and the Company (but with respect to the Company, only pursuant to a resolution adopted by the Special Committee).

Section 7.2 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company (only pursuant to a resolution adopted by the Special Committee) at any time before the Effective Time:

(a) whether before or after obtaining the Requisite Company Vote, if the Merger has not been consummated by March 1, 2020 (the “Termination Date”). Notwithstanding the foregoing, the right to terminate this Agreement under this Section 7.2(a) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement of this Agreement has materially contributed to, or resulted in, the failure to consummate the Merger by such date;

(b) if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting and the Requisite Company Vote is not obtained upon a vote taken thereat (or following an adjournment, postponement or recess thereof); or

(c) whether before or after obtaining the Requisite Company Vote, if any Governmental Authority shall have issued any Law or Order that makes illegal, permanently enjoins or otherwise permanently prohibits consummation of the Merger and such Law or Order is or shall have become final and nonappealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 7.2(c) shall have used reasonable best efforts to challenge such Law or Order and cause such Law or Order to be withdrawn, rescinded, terminated, cancelled or otherwise nullified to the extent required under Section 5.10.

Section 7.3 Termination by Parent. This Agreement may be terminated by Parent at any time before the Effective Time:

(a) prior to the Company obtaining the Requisite Company Vote, if the Company Board or any committee thereof (including the Special Committee) shall have effected an Adverse Company Recommendation;

(b) if the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition to Closing set forth in Section 6.2(a) or Section 6.2(b) and (ii) (A) is not capable of being cured prior to the Termination Date or (B) has not been cured by the Company within twenty (20) Business Days after the Company’s receipt of written notice of such breach from Parent, but only so long as neither Parent nor Merger Sub are then in breach of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition to Closing set forth in Section 6.3(a) or Section 6.3(b).

Section 7.4 Termination by the Company. This Agreement may be terminated by the Company (only pursuant to a resolution adopted by the Special Committee) at any time before the Effective Time:

(a) to enter into a definitive Contract providing for a Superior Proposal in accordance with Section 5.6(f);

(b) if Parent or Merger Sub breaches any of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition to Closing set forth in Section 6.3(a) or Section 6.3(b) and (ii) (A) is not capable of being cured prior to the Termination Date or (B) has not been cured by Parent within twenty (20) Business Days after Parent’s receipt of written notice of such breach from the Company, but only so long as the Company is not then in breach of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition to Closing set forth in Section 6.2(a) or Section 6.2(b);

(c) if (i) all of the conditions to the Closing set forth in Section 6.1 and Section 6.2 have been satisfied or waived (other than any condition the failure of which to be satisfied is attributable, in whole or in part, to a breach by Parent or Merger Sub of their respective representations, warranties, covenants or agreements contained in this Agreement and other than conditions that, by their nature, are to be satisfied at the Closing and which were, at the time of termination, capable of being satisfied), (ii) Parent and Merger Sub have failed to consummate the Closing on the date the Closing should have occurred pursuant to Section 1.2, (iii) the Company has notified Parent in writing that the Company is ready, willing and able to consummate the Closing and that such notice is being sent to Parent pursuant to this Section 7.4(c) and (iv) Parent and Merger Sub fail to consummate the Closing within five (5) Business Days after such notice is delivered to Parent.

Section 7.5 Manner and Effect of Termination. Any Party terminating this Agreement pursuant to any of Section 7.2, Section 7.3 or Section 7.4 shall give written notice of such termination to the other Party in accordance with this Agreement, which written notice shall specify the provision or provisions hereof pursuant to which such termination is being effected. If this Agreement is terminated pursuant to this Article VII, it shall become void and of no further force and effect, with no Liability on the part of any Party (or any Parent Related Party or Company Related Party) other than as provided in Section 7.6; provided that, notwithstanding anything to the contrary contained in this Agreement, the provisions of Section 2.2(f)(ii), Section 3.29, Section 4.13, Section 5.4(b), Section 5.11(a), Section 5.12, Section 5.13, this Section 7.5, Section 7.6, Article VIII, the Equity Commitment Letters (in accordance with the terms thereof) and the Confidentiality Agreements shall survive any termination of this Agreement; and provided, further, that, subject to Section 7.6, no such termination shall relieve any Party from any Damages resulting from a Willful and Material Breach of this Agreement prior to any termination, in which case the non-breaching Party shall be entitled to all rights and remedies available at Law or in equity.

Section 7.6 Fees and Expenses Following Termination.

(a) Except as set forth in this Section 7.6, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid in accordance with the provisions of Section 5.13.

(b) The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to the Company Termination Fee if this Agreement is terminated by Parent pursuant to Section 7.3(a) or the Company pursuant to Section 7.4(a), in which case payment shall be made within five (5) Business Days following such termination.

(c) For purposes of this Agreement, the “Company Termination Fee” means an amount in cash equal to $1,750,000.

(d) Parent and the Company acknowledge that (i) the fees and other provisions of this Section 7.6 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent and the Company would not enter into this Agreement and (iii) any amount payable pursuant to this Section 7.6 does not constitute a penalty. Except in the case of a Willful and Material Breach, Parent’s receipt of the Company Termination Fee, to the extent owed pursuant to this Section 7.6 shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of Parent and its Affiliates, as applicable, against the Company Related Parties for (x) any Damages suffered as a result of the failure of the Merger to be consummated and (y) any other Damages suffered as a result of or under this Agreement and the transactions contemplated by this Agreement, and upon payment of the Company Termination Fee in accordance with this Section 7.6, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement; provided that the foregoing shall not impair the rights of Parent, if any, to obtain injunctive relief pursuant to Section 8.15 prior to any termination of this Agreement

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Certain Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a Person making a Takeover Proposal entered into on terms no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements.

(b) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person; provided that no Person that owns equity securities of the Company shall be deemed to be an Affiliate of the Company solely by virtue of such Person’s ownership of equity securities of the Company; provided, further, that (a) Parent and its Affiliates (other than the Company and its Subsidiaries) shall be deemed not to be Affiliates of the Company and its Subsidiaries and (b)

the Company and its Subsidiaries shall be deemed not to be Affiliates of Parent and its Affiliates (other than the Company and its Subsidiaries), in each case, for any purposes hereunder. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

(c) “Anticorruption Laws” means any and all applicable Laws concerning or relating to corruption, bribery, campaign finance, money laundering or sanctions, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended, and Executive Orders imposing or regulations implementing economic sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control.

(d) “Applicable Exchange” means the NASDAQ Global Select Market or the Bursa Malaysia Berhad.

(e) “Business Day” means any day other than Saturday, Sunday or a day on which commercial banks in New York, New York or Kuala Lumpur, Malaysia are authorized or required by Law to close.

(f) “Code” means the Internal Revenue Code of 1986.

(g) “Common Stock” means the common stock, par value $0.01 per share, of the Company.

(h) “Company Equity Awards” means a Company RSU or Company Stock Award.

(i) “Company Equity Plan” means the Empire Resorts, Inc. Amended and Restated 2015 Equity Incentive Plan.

(j) “Company Material Adverse Effect” means any fact, circumstance, change, event, development, occurrence or effect that (a) individually or in the aggregate with all other events, circumstances, developments, changes and effects, would prevent or delay the consummation of the Merger beyond the Termination Date or (b) has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, properties, assets or results of operations, liabilities or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole; provided, that, solely with respect to the foregoing clause (b), the term “Company Material Adverse Effect” shall not include any such fact, circumstance, change, event, development, occurrence or effect to the extent relating to or arising from (i) any national, international or any foreign or domestic regional economic, financial, social or political conditions (including changes therein) or events in general, including the results of any primary or general elections or any developments in respect of the legalization of sports or online gambling in the State of New York, (ii) changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof), (iii) any failure to make any payment of principal, interest or fees when due under any of the Term Loan Credit

Agreement, the Revolving Credit Agreement or the Empire Credit Agreement at any time as a result of a Funding Default, (iv) any default under (A) Section 6.08(a) or Section 6.08(b) of the Term Loan Credit Agreement, (B) Section 6.08(a) or Section 6.08(b) of the Revolving Credit Agreement or (C) Section 8.10 of the Empire Credit Agreement, in each case, if cured or at any time after a Funding Default, (v) changes in interest, currency or exchange rates or the price of any commodity, security or market index, (vi) changes in legal or regulatory conditions, including changes or proposed changes in Law, GAAP or other accounting principles or requirements, or standards, interpretations or enforcement thereof, (vii) changes in the Company’s and its Subsidiaries’ industries in general or seasonal fluctuations in the business of the Company or any of its Subsidiaries, (viii any change in the market price or trading volume of any securities or indebtedness of the Company or any of its Subsidiaries, any decrease of the ratings or the ratings outlook for the Company or any of its Subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease, or the change in, or failure of the Company to meet, or the publication of any report regarding, any internal or public projections, forecasts, budgets or estimates of or relating to the Company or any of its Subsidiaries for any period, including with respect to revenue, earnings, cash flow or cash position (it being understood that the underlying causes of such change, decrease or failure shall, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be taken into account in determining whether a Company Material Adverse Effect has occurred), (ix) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism or military conflicts, whether or not pursuant to the declaration of an emergency or war, (x) the existence, occurrence or continuation of any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity, and (xi) the public announcement of this Agreement, the transactions contemplated by this Agreement and the identities of Parent, Merger Sub and their respective Affiliates (provided, that if any of the foregoing described in this clause (xi) result in a breach of any representation set forth in Article III, the fact, circumstance, change, event, development, occurrence or effect that result from, arise out of or relate to such breach shall not be disregarded when determining whether a Company Material Adverse Effect has occurred), except, in the case of clauses (i)–(ii), (v)–(vi) and (viii)-(ix), to the extent any such fact, circumstance, change, event, development occurrence or effect has a disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the principal industries in which the Company and its Subsidiaries operate.

(k) “Company Option” means an award of an option to purchase shares of Common Stock granted pursuant to a Company Equity Plan.

(l) “Company Related Parties” means (i) the Company and its Subsidiaries, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of the Company or its Subsidiaries or (iii) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing.

(m) “Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, conditional sales contract, mortgage, license, sublicense, obligation, promise, undertaking, commitment or other binding arrangement (in each case, whether written or oral). For avoidance of doubt, the term “Contract” does not include the Organizational Documents of any Person.

(n) “Empire Credit Agreement” means the Delayed Draw Term Loan Credit Agreement, dated as of December 28, 2017, among the Company, Monticello Raceway Management, Inc. and Bangkok Bank PCL, New York Branch.

(o) “Enforceability Exceptions” means (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general applicability affecting creditors’ rights generally and (ii) general principles of equity.

(p) “Event of Default” means the occurrence of an “Event of Default” under any of the following Contracts, in each case as defined therein: the Term Loan Credit Agreement; the Revolving Credit Agreement; and the Empire Credit Agreement.

(q) “Exchange Act” means the Securities Exchange Act of 1934.

(r) “Exempted Party” means any Person, group of Persons or group that includes any Person (so long as such Person, together with all other members of such group, if any, who were members of such group that included such Person immediately prior to the expiration of the Go-Shop Period, represent at least 50% of the equity financing of such group at all times following the expiration of the Go-Shop Period), from whom the Company or any of its Representatives has received, after the execution of this Agreement and prior to the expiration of the Go-Shop Period, a Takeover Proposal that the Company Board (or a committee thereof, including the Special Committee) determines in good faith (such determination to be made no later than prior to the No-Shop Period Start Date), after consultation with outside legal counsel and its outside financial advisors, is a Superior Proposal or would reasonably be expected to result in a Superior Proposal; provided, however, that such Person or group of Persons shall immediately and irrevocably cease to be an Exempted Party (i) following the Cut-Off Date or (ii) if, at any time after the No-Shop Period Start Date, the Takeover Proposal submitted by such Person or group of Persons is withdrawn or terminated or modified in a manner such that, in the good faith determination of the Company Board (or a committee thereof, including the Special Committee) after consultation with outside legal counsel and its outside financial advisors, as modified, it no longer constitutes or is reasonably expected to result in a Superior Proposal.

(s) “Funding Default” means any failure by the Principal Stockholder to fund the KHRL Financing in the amounts and at the times required by the KH 2018 Preferred Stock Commitment Letter, including as the KH 2018 Preferred Stock Commitment Letter may have been or be amended before, on or after the date of this Agreement.

(t) “Gaming Approvals” means all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions (in each case, whether temporary or permanent) issued by any Gaming Authority or under Gaming Laws necessary for or relating to conduct of gaming, gambling, racing, casino or similar activities or the manufacture, distribution, service or sale of alcoholic beverages or the ownership or the operation, management and development of any gaming, gambling, racing, casino or similar operations.

(u) “Gaming Authorities” means any Governmental Authority with regulatory control and authority or jurisdiction over the conduct of gaming, gambling, racing, casino or similar activities or the manufacture, distribution, service or sale of alcoholic beverages or the ownership, operation, management or development of any gaming, gambling, racing, casino or similar operations, including the New York State Gaming Commission.

(v) “Gaming Law” means any foreign, federal, tribal, state, county or local statute, law, ordinance, rule, regulation, permit, consent, approval, finding of suitability, license, judgment, order, decree, injunction or other authorization governing or relating to the conduct of gaming, gambling, racing, casino or similar activities or the manufacture, distribution, service or sale of alcoholic beverages or the ownership, operation, management or development of any gaming, gambling, racing, casino or similar operations, including the rules, regulations, and Orders of the Gaming Authorities.

(w) “Governmental Authority” means: (i) any federal, state, local, municipal, foreign or international government or governmental authority, quasi-governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, (ii) any self-regulatory organization (including any stock exchange) or (iii) any political subdivision of any of the foregoing.

(x) “Hazardous Substances” means: (i) any substance that is listed, classified or regulated as hazardous, toxic or a pollutant or contaminant (or words of similar import) under any Environmental Law or (ii) any petroleum product or by-product, asbestos or asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon.

(y) “Intellectual Property” means all rights in and to intellectual property of any type or nature throughout the world, including: (i) trademarks, service marks, brand names, Internet domain names, logos, trade dress, trade names, and other indicia of origin, and all goodwill associated therewith and symbolized thereby; (ii) proprietary works of authorship, including works protected by copyright and proprietary industrial designs; (iii) patents and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions, reexaminations and reissues; (iv) proprietary data, confidential information, trade secrets and know-how; (v) domain names and social media identifiers and accounts, and (vi) software, in each case, including any registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any Governmental Authority.

(z) “Intervening Event” means an event, fact, development, circumstance or occurrence (but specifically excluding any Takeover Proposal or Superior Proposal) that improves the business, assets, operations or prospects of the Company or its Subsidiaries and that was not known or reasonably foreseeable to the Special Committee and Company Board as of the date hereof and becomes known to the Special Committee and Company Board after the date of this Agreement.

(aa) “Knowledge” means, when used with respect to Parent or the Company, the actual knowledge of the Persons set forth in Section 8.1(aa) of the Parent Disclosure Letter or Company Disclosure Letter, respectively.

(bb) “Law” means any law, statute, ordinance, code, regulation, rule, treaty, convention or other requirement of, or promulgated or enacted by, any Governmental Authority, and any Orders.

(cc) “Liens” means any mortgages, deeds of trust, licenses, restrictions, lease, sublease, covenant, right of way, easement, encroachment, right, conditional sale, liens, pledges, security interests, claims, options, rights of first offer or refusal, charges or other encumbrances in respect of any property or asset, including any restriction on use, transfer, voting or other exercise of any attributes of ownership.

(dd) “Orders” means any orders, decisions, judgments, writs, injunctions, decrees, awards or other determination of any Governmental Authority.

(ee) “Organizational Documents” means the certificate of incorporation and bylaws (or the equivalent organizational documents) executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.

(ff) “Owned Intellectual Property” means all Intellectual Property owned by either the Company or any of its Subsidiaries.

(gg) “Parent Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, would prevent or materially delay the consummation of the Merger.

(hh) “Parent Related Parties” means (i) Parent, Merger Sub and the Equity Investors, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of Parent, Merger Sub or the Equity Investors or (iii) any former, current or future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing.

(ii) “Permitted Lien” shall mean (i) any Lien for Taxes, assessments or other governmental charges which are not yet due or which are being contested in good faith by appropriate proceedings for which appropriate reserves have been established in accordance with GAAP, (ii) Liens securing indebtedness or liabilities that are reflected in the Company SEC

Reports filed with, or furnished to, the SEC two (2) Business Days prior to the date of this Agreement, (iii) such non-monetary Liens or other imperfections or irregularities of title, if any, that are not materially adverse to the Company and its Subsidiaries or to the market value, use or operation of the encumbered property, including (A) easements, rights-of-way, servitudes, covenants, conditions and restrictions, in each case whether or not shown by the public records, (B) overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the applicable property, and (C) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) rights of parties in possession under leases, subleases (at any level) or other occupancy agreements, (v) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning, entitlement, building and other land use Liens and regulations but only to the extent that the same are not materially violated by the current operations of the Company and its Subsidiaries, (vi) Liens disclosed on existing title insurance policies (including any date down endorsements issued thereto), title reports or existing surveys which have been delivered to Parent, (vii) materialmans’, mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business for amounts not yet due or which are being contested in good faith and for which adequate accruals or reserves have been established, in each case, to the extent required by GAAP, (viii) in the case of leased, subleased (at any level) or licensed real property, any Lien to which the fee or any other superior interest in the leased, subleased (at any level) or licensed premises is subject, and any rights contained in the applicable lease, sublease (at any level), license or other occupancy agreement, (ix) licenses or other grants of rights to use of Intellectual Property, (x) Liens securing obligations under the Empire Credit Agreement, the Revolving Credit Agreement and the Term Loan Credit Agreement, (xii) Liens disclosed in Section 8.1 of the Company Disclosure Letter and (xiii) Liens incurred in connection with workers’ compensation, unemployment insurance and other types of social security or in the ordinary course of business to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations.

(jj) “Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.

(kk) “Personal Information” means any information (i) that alone or in combination with other information can be used to specifically identify an individual natural Person or (ii) relating to an identified or identifiable individual.

(ll) “Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of such Person (including, in the case of the Company, the Special Committee) and their respective Affiliates.

(mm) “Requisite Company Vote” means adoption of this Agreement by the affirmative vote or consent of holders of (i) a majority of the voting power of the outstanding shares of Common Stock, Series B Preferred Stock and Series F Preferred Stock, voting as a single class, entitled to vote thereon as of the record date for the Company Stockholders Meeting and (ii) a majority of the voting power of the outstanding shares of Common Stock and Series B Preferred Stock, voting as a single class, that are not owned, beneficially or of record, by the Principal Stockholder, GenM or their respective Affiliates or any officer or director of the Company.

(nn) “Requisite Gaming Approvals” means such Gaming Approvals as set forth in Section 8.1(nn) of the Company Disclosure Letter.

(oo) “Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person.

(pp) “Superior Proposal” means a bona fide written Takeover Proposal (with all percentages in the definition of Takeover Proposal changed to 75%) made in writing and not solicited in violation of Section 5.6 which the Special Committee determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, (i) is on terms and conditions more favorable, from a financial point of view, to the stockholders of the Company than those contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by Section 5.6(f) and the time likely to be required to consummate such Takeover Proposal) and (ii) is reasonably capable of being completed, taking into account all material financial, regulatory, legal and other aspects of such proposal, but excluding whether Parent and any of its Affiliates that stockholders of the Company would vote in favor of, tender into or otherwise support such Takeover Proposal.

(qq) “Takeover Proposal” means, other than the transactions contemplated by this Agreement, any proposal or offer (whether written or oral) relating to (i) a merger, consolidation, spin-off, share exchange (including a split-off) or business combination involving the Company or any of its Subsidiaries representing 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, (ii) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of the Company, including by way of a tender offer or exchange offer, (iv) a reorganization, recapitalization, liquidation or dissolution involving 20% or more of the assets of the Company and its Subsidiaries, taken as a whole or (v) any other transaction having a similar effect to those described in clauses (i) through (iv).

(rr) “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(ss) “Taxes” means all federal, state, provincial, county, local, municipal, foreign and other taxes, assessments, duties or similar charges, including all interest, penalties and additions imposed with respect to such amounts, imposed by any Governmental Authority.

(tt) “Term Loan Credit Agreement” means the Building Term Loan Credit Agreement, dated as of January 24, 2017, among MOC, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, administrative agent.

(uu) “Willful and Material Breach” means a willful and deliberate act or a willful and deliberate failure to act (including a failure to cure), in each case that is the consequence of an act or omission by a Party that knows that the taking of such act or failure to take such act would cause a breach of this Agreement (regardless of whether breaching was the object of the act or failure to act), it being understood that such term shall include, in any event, the failure to consummate the Merger within five (5) Business Days of the time when such Party is required to do so by this Agreement and the failure to obtain the Equity Financing.

Section 8.2 Interpretation. Unless the express context otherwise requires:

(a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean U.S. dollars;

(d) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender shall include each other gender;

(g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided that nothing contained in this Section 8.2 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(j) the word “or” shall be disjunctive but not exclusive;

(k) references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(l) references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;

(m) the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the Parties;

(n) with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence;

(o) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and

(p) references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.”

(q) The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of such Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.9 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.3 No Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement (other than those set forth in Section 3.29 and Section 4.13) shall survive the Effective Time. This Section 8.3 shall not limit any covenant or agreement of the Parties which, by its terms, contemplates performance after the Effective Time, which, in each case, shall survive in accordance with its terms and conditions.

Section 8.4 Governing Law; Submission to Jurisdiction; Waivers. This Agreement, and any dispute, claim, legal action, suit, proceeding or controversy arising out of or in any way relating hereto or any of the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that state without regard to the conflict of laws rules thereof.

Section 8.5 Submission to Jurisdiction; Service. EACH PARTY TO THIS AGREEMENT IRREVOCABLY (A) CONSENTS TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE DELAWARE COURT OF CHANCERY (THE “COURT OF CHANCERY”) AND ANY STATE APPELLATE COURT THEREFROM LOCATED IN THE STATE OF DELAWARE (OR, ONLY IF THE COURT OF CHANCERY DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY STATE OR FEDERAL COURT SITTING IN THE STATE OF DELAWARE) IN ANY ACTION RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, (B) WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUCH ACTION BROUGHT IN SUCH COURT, (C) WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM AND (D) AGREES THAT SERVICE OF PROCESS OR OF ANY OTHER PAPERS UPON SUCH PARTY BY REGISTERED MAIL AT THE ADDRESS TO WHICH NOTICES ARE REQUIRED TO BE SENT TO SUCH PARTY UNDER SECTION 8.7 SHALL BE DEEMED GOOD, PROPER AND EFFECTIVE SERVICE UPON SUCH PARTY.

Section 8.6 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a Party as shall be specified by like notice):

If to Parent or Merger Sub, to:

c/o Genting Malaysia Berhad

24th Floor Wisma Genting

Jalan Sultan Ismail

Kuala Lumpur, Malaysia

Attention: Elaine Loh

Email:       elaine.loh@genting.com

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Attention: Steven L. Wilner

       Matthew P. Salerno

       James E. Langston

Facsimile: (212)225-3999

Email:	swilner@cgsh.com

        msalerno@cgsh.com

        jlangston@cgsh.com

and

Morris, Nichols, Arsht & Tunnell LLP

1201 N. Market Street

Wilmington, DE 19801

Attention: Melissa DiVincenzo

       Eric Klinger-Wilensky

Email:      mdivincenzo@mnat.com

       ekwilensky@mnat.com

If to the Company, to:

c/o Special Committee of the Board of Directors

Empire Resorts, Inc.

Monticello Casino and Raceway

204 State Route 17B, P.O. Box 5013

Monticello, NY 12701

Attention: Nanette Horner

Email:       nhorner@empireresorts.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention: Jeffrey D. Marell

Email:       jmarell@paulweiss.com

All such notices or communications shall be deemed to have been delivered and received (a) if delivered in person, on the day of such delivery, (b) if by electronic mail, on the day on which such electronic mail was sent; provided that receipt is personally confirmed by telephone, (c) if by certified or registered mail (return receipt requested), on the seventh Business Day after the mailing thereof or (d) if by reputable overnight delivery service, on the second Business Day after the sending thereof.

Section 8.8 Amendment. This Agreement may be amended by the Parties at any time before the Effective Time, whether before or after obtaining the Requisite Company Vote, so long as (a) no amendment that requires further stockholder approval under applicable Law after stockholder approval hereof shall be made without such required further approval and (b) such amendment has been duly approved by the Special Committee. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

Section 8.9 Extension; Waiver. At any time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company (only pursuant to a resolution adopted by the Special Committee), on the other hand, may (a) extend the time for the performance of any of the obligations of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a Party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

Section 8.10 Entire Agreement. This Agreement, the Company Disclosure Letter, the Parent Disclosure Letter, the Equity Commitment Letters and the Confidentiality Agreements contain all of the terms, conditions and representations and warranties agreed to by the Parties relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the Parties with respect to the subject matter of this Agreement. Without limiting the generality of Section 3.29 and Section 4.13, no representation, warranty, inducement, promise, understanding or condition not set forth in Agreement, the Company Disclosure Letter, the Parent Disclosure Letter, the Equity Commitment Letters and the Confidentiality Agreements has been made or relied upon by any of the Parties. Notwithstanding anything to the contrary herein, this Agreement shall not supersede any Contract in effect on the date hereof between Kien Huat and its Affiliates and the Company (including (a) the investment agreement between Kien Huat and the Company, dated August 19, 2009 (as amended by that certain first amendment and clarification to the investment agreement dated September 30, 2009), (b) the letter agreement between Kien Huat and the Company, dated February 17, 2016 (as amended on December 28, 2017), (c) the letter agreement between Kien Huat and the Company, dated November 6, 2018 (as amended and restated on November 9, 2018, and amended on May 7, 2019), (d) the loan agreement between Kien Huat and the Company, dated December 28, 2017, (e) the loan agreement between Kien Huat and the Company, dated June 25, 2018 and (f) the registration rights agreement between Kien Huat and the Company, dated August 19, 2009).

Section 8.11 No Third-Party Beneficiaries. Except (a) as provided in Section 5.9 and Section 8.18 and (b) for the provisions of Article II (which, from and after the Effective Time, shall be for the benefit of holders of Common Stock, Series B Preferred Stock, Company RSUs and Company Stock Awards as of the Effective Time), Parent and Merger Sub, on the one hand, and the Company, on the other hand, hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Party, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.9 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the Knowledge of any of the Parties. Accordingly, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.12 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, then (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

Section 8.13 Rules of Construction. The Parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Subject to and without limiting the introductory language to Article III and Article IV, each Party has or may have set forth information in its respective disclosure letter in a section of such disclosure letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not constitute an admission by such Party that such item is material, that such item has had or would have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.

Section 8.14 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their successors and permitted assigns. No Party may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other Parties, which any such Party may withhold in its absolute discretion. Any purported assignment without such prior written consents shall be void.

Section 8.15 Specific Performance. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chancery Court (or, only if the Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court sitting in the State of Delaware), this being in addition to any other remedy at law or in equity, and the Parties hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (a) the other Party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 8.16 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement. Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement. This Agreement shall become effective when, and only when, each Party shall have received a counterpart signed by all of the other Parties.

Section 8.17 Special Committee Approval. Notwithstanding anything to the contrary herein, no amendment or waiver of any provision of this Agreement and no decision or determination shall be made, or action taken, by or on behalf of the Company under or with respect to this Agreement without first obtaining the approval of the Special Committee.

Section 8.18 Non-Recourse. The Company agrees, both for itself and its stockholders and Affiliates, that, except with respect to the named parties to the Equity Commitment Letters and then only to the extent expressly permitted by such Equity Commitment Letters, all claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against Parent and Merger Sub, and no Person who is not a named Party, including without limitation any Parent Related Parties, shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of Parent or Merger Sub against its owners or Affiliates) for any obligations or Liabilities arising under, in connection with or related to this Agreement, the Equity Commitment Letters or for any claim based on, in respect of, or by reason of this Agreement, the Equity Commitment Letters or their negotiation or execution, and the Company waives and releases all such Liabilities, claims and obligations against any such Parent Related Parties. Parent Related Parties are expressly intended as third party beneficiaries of this provision of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Members have duly executed this Agreement as of the date first written above.

HERCULES TOPCO LLC

By:	/s/ Dato’ Sri Lee Choong Yan
Name: Dato’ Sri Lee Choong Yan
Title: Authorized Officer

[Signature Page to Agreement and Plan of Merger]

HERCULES MERGER SUBSIDIARY INC.

By:	/s/ Dato’ Sri Lee Choong Yan
Name: Dato’ Sri Lee Choong Yan
Title: Authorized Officer

[Signature Page to Agreement and Plan of Merger]

EMPIRE RESORTS, INC.

By:	/s/ Ryan Eller
Name: Ryan Eller
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

[See attached]

Execution Version

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED

CERTIFICATE OF THE DESIGNATIONS, POWERS

PREFERENCES AND RIGHTS

OF THE

SERIES F CONVERTIBLE PREFERRED STOCK

($0.01 PAR VALUE PER SHARE)

OF

EMPIRE RESORTS, INC.

A DELAWARE CORPORATION

PURSUANT TO SECTION 242 OF THE

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

Empire Resorts, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1. The Amended and Restated Certificate of the Designations, Powers Preferences and Rights of the Series F Convertible Preferred Stock ($0.01 Par Value per Share) of the Corporation is hereby amended by:

a. Replacing the words “One Thousand Five Hundred (1,500)” in Section 1 thereof with the words “One Thousand Six Hundred (1,600)”; and

b.  Adding a new Subsection 4(b)(iv) to provide in full as follows:

“(iv) Notwithstanding anything to the contrary herein, neither (i) the acquisition of shares of capital stock of the Corporation by Kien Huat Realty III Limited (“Kien Huat”), Genting (USA) Limited (“Gen USA”) or any of their respective affiliates or any Person that is a “group” of which Kien Huat, Gen USA or their respective affiliates is a member (including the Purchase and the Contributions pursuant to that certain Term Sheet, dated as of August 5, 2019, entered into by Kien Huat, Genting Malaysia Berhad and Gen USA) nor (ii) the consummation of a merger pursuant to that certain Agreement and Plan of Merger, dated August 18, 2019 (as it may be amended from time to time), by and between Hercules Topco LLC, Hercules Merger Subsidiary Inc. and the Corporation shall constitute a Change of Control Transaction.”

2. The foregoing amendment was duly adopted in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by its duly authorized officer on this _____ day of             , 2019.

EMPIRE RESORTS, INC.

By:
Name: Ryan Eller
Title: President and Chief Executive Officer

[Signature Page to Certificate of Amendment to Series F Certificate of Designation]